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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E. 10-1-04

Report of Foreign Private Issuer

SEC MAIL PROCESSING RECEIVED OCT 26 2004 WASH. D.C. 188 SECTION

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PROCESSED NOV 01 2004 E THOMSON FINANCIAL

For the month of October, 2004

Commission File Number 00010200011

Virginia Gold Mines
(Translation of registrant's name into English)

200-116 st-Pierre Quebec City, Qc, Canada G1K4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amelie Laliberte
(Registrant)

By: A Laliberte
(Signature)*
INVESTOR RELATIONS

Date Oct 19, 2004

* Print the name and title of the signing officer under his signature.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

VIRGINIA

2 0 0 4

Rapport annuel





Table des matières



L'assemblée annuelle des actionnaires se tiendra à 10h, le mercredi 17 novembre 2004 à la salle Place d'Armes du Château-Frontenac à Québec.

Une assemblée d'information se tiendra à 10h, le jeudi 18 novembre 2004 au Salon Victoria de l'hôtel Delta Centre-Ville, 777, rue University, à Montréal.

Administrateurs

André Gaumond
Paul Archer
André Lemire*
Jean-Pierre Colin*
Claude St-Jacques*
*Comité de vérification et de rémunération

Dirigeants

André Gaumond, *Président et chef de la direction*
Paul Archer, *Vice-président Exploration*
Amélie Laliberté, *Relations avec les investisseurs*
Gaétan Mercier, *Secrétaire et directeur financier*

Conseillers juridiques

Pothier Valiquette, *avocats*

Vérificateurs

PricewaterhouseCoopers s.r.l., Québec

Agent des transferts et agent chargé de la tenue des registres

CIBC Mellon, *Montréal*

Siège social

116, St-Pierre, bureau 200
Québec, Qc
Canada, G1K 4A7
Téléphone : (418) 694-9832
1-800-476-1853
Télécopieur : (418) 694-9120
Courriel : mines@virginia.qc.ca
Site Internet : www.virginia.qc.ca

Inscription en bourse

Bourse de Toronto, symbole : VIA
MDVAF (Pink Sheets)
Inscrite à Standard & Poor's
S.E.C. Exemption (12g-3b)
S.E.C. 20F

TOUS LES MONTANTS SONT EXPRIMÉS EN DOLLARS CANADIENS ET LES RÉSULTATS D'EXPLORATION SONT CHIFFRÉS SELON LE SYSTÈME MÉTRIQUE, SAUF INDICATION CONTRAIRE.

Avis relatif aux énoncés prospectifs
Certaines des déclarations contenues dans le présent rapport annuel constituent des énoncés prospectifs. Les énoncés prospectifs ne sont pas des faits historiques et sont sujets à un nombre de risques et incertitudes hors du contrôle de la société. Il n'y a aucune garantie que ces énoncés s'avéreront exacts et les résultats réels de la société peuvent différer de façon matérielle de ceux suggérés par ces énoncés prospectifs pour toutes sortes de facteurs associés aux fluctuations des prix des métaux, aux risques liés à l'industrie minière et aux risques naturels, aux risques et dangers environnementaux, aux incertitudes relatives au calcul des réserves minérales, aux besoins de financement additionnel ou aux risques liés aux stratégies corporatives.





Objectifs 2003-2004	Accomplissements 2003-2004
Développer des ressources	95 000 onces d'or, Zone Orfée, Projet Poste Lemoyne - Ressources totales Baie James 450 000 oz
Maintenir une situation financière saine	Financement de 8 millions $ - Fonds de roulement et fonds d'exploration au 31 mai 2004 : près de 19 millions $
Attirer de nouveaux partenaires	Nouvelles alliances avec Billiton Resources Canada, Noranda et Cree Gold Exploration. Entente avec Matamec sur le projet Apple.
Explorer des territoires totalement inconnus	Découverte de minéralisation polymétallique sur la ceinture de Coulon et découvertes de minéralisation aurifère sur les projets Corvet Est et Éléonore.

Mission

Explorer de nouveaux camps miniers dans les immenses territoires vierges du Nord du Québec



Mot du président



Je suis particulièrement fier de vous présenter le rapport annuel de Mines d'Or Virginia inc. («Virginia») ainsi que les récents développements concernant nos projets. Vous remarquerez que votre société a connu une année des plus excitantes en termes de découvertes.

L'exercice 2003-2004 a été particulièrement fertile en rebondissements positifs. En effet, les projets Corvet Est et Coulon, deux nouveaux projets fort prometteurs, ont vu le jour suite à des campagnes de reconnaissance. Aussi, les résultats du projet Éléonore ont été à la hauteur de nos espérances et Éléonore figurera encore, pour le prochain exercice, parmi les projets prioritaires de la société.

Les récentes découvertes

Le projet Corvet Est pourrait fort bien devenir notre troisième découverte aurifère d'importance sur la ceinture La Grande. Pour sa part, le projet Coulon représente la plus importante découverte de métaux de base de l'histoire de Virginia. Il permet à Virginia de consolider son portefeuille de propriétés déjà bien diversifié. Les découvertes de minéralisation sur les projets Corvet Est, Coulon et Éléonore permettent de confirmer, une fois de plus, que le potentiel des ceintures volcaniques de la Baie James est en tout point similaire au potentiel des ceintures volcaniques du Sud du Québec. Ces ceintures ont fait du Canada et du Québec l'un des endroits les plus riches en ressources minérales au monde.

Corvet Est, Éléonore - découvertes de minéralisation aurifère importante

Marché de l'or

Malgré une accalmie au cours des derniers mois dans la montée du prix de l'or, les analystes miniers sont unanimes quant au fait que nous ne sommes qu'au début d'un marché boursier aurifère prospère qui perdurera encore pendant plusieurs années. Il va sans dire qu'avec des ressources aurifères avoisinant les 450 000 onces d'or, plus le prix de l'or augmentera, plus les actifs de Virginia en seront bonifiés.

Découverte significative, Poste Lemoyne 95 000 oz Au

Marché des métaux de base

Avec une croissance inébranlable de l'économie asiatique (l'Inde et la Chine), les analystes miniers tendent à dire que le prix des métaux de base connaîtra une croissance positive et soutenue pour la prochaine décennie. À ce titre, certains projets de Virginia pourraient devenir très stratégiques dans l'éventualité où nous y développerions des ressources importantes.

Coulon - première découverte de minéralisation de métaux de base

Mot du président

L'industrie minière

L'industrie minière québécoise fait toujours face à une diminution des ressources de ses camps miniers matures, et le renouvellement des ressources est, de loin, le défi numéro un de l'industrie minière québécoise. Au Québec seulement, des 49 mines en production en 1990, il n'en restait que 19 en 2002. Un manque criant de ressources minérales va donc se faire sentir d'ici quelques années. Chaque découverte faite sur le territoire québécois permettra d'alimenter une main d'œuvre et des infrastructures considérées parmi les plus performantes et les plus productives au monde. La survie de l'industrie minière repose donc sur l'exploration des régions vierges et c'est sur cet objectif que Virginia entend consacrer tous ses efforts.

Québec, l'un des meilleurs territoires pour l'exploration

Territoire

L'institut Fraser, depuis cinq ans, reconnaît le Québec comme l'un des meilleurs territoires au monde pour l'exploration, grâce à ses multiples avantages concurrentiels et surtout grâce à son potentiel minéral exceptionnel. Le support du gouvernement face à l'exploration, notamment les programmes incitant à l'exploration minière, font du Québec l'un des territoires les plus pro-miniers au monde.

Relations avec les communautés locales

Agir avec intégrité, honnêteté et de bonne foi, c'est agir dans les meilleurs intérêts des actionnaires de Virginia. C'est également contribuer à maintenir l'excellente réputation de la société et assurer son succès à long terme. Virginia s'est imposée un code de déontologie définissant les règles relatives à ses opérations afin d'appuyer, d'informer et de respecter les communautés vivant sur le territoire. Plus concrètement, chaque campagne d'exploration est précédée d'une correspondance et de multiples contacts personnels afin d'aviser les différents intervenants pouvant être affectés ou même intéressés par les travaux réalisés sur le territoire. Périodiquement, nous rencontrons directement les communautés pour les informer de nos activités et des bénéfices mutuels que représente l'exploration dans leur région. De plus, des efforts particuliers ont été faits afin d'embaucher des travailleurs locaux et d'utiliser les services locaux.

Nouvelles alliances stratégiques - Noranda - Cree Gold Exploration



Mot du président



Partenaires

Encourager les partenariats constitue un élément important de la stratégie d'exploration de Virginia. C'est pourquoi, chaque année, une part importante du budget d'exploration est financée par nos partenaires. Au cours du dernier exercice, Cambior et Placer Dome ont abandonné leurs options respectivement sur les projets La Grande Sud et Fosse Pt-Pd. Virginia a ainsi bénéficié de plus de 2 millions $ de travaux d'exploration sur le projet La Grande Sud sans pour autant subir aucune dilution dans le projet. Par ailleurs, trois nouveaux partenariats ont été signés au cours du dernier exercice, permettant ainsi de maintenir une portion importante du budget d'exploration qui sera financée par les différents partenaires.

Financement de 8 millions $
@ 1,50 $ l'action

Budget d'exploration et fonds de roulement

Forte de nombreuses ententes avec différents partenaires et bénéficiant des programmes incitant à l'exploration, Virginia a donc été en mesure de garder son statut de société d'exploration minière la plus active au Québec.

Les dépenses en exploration de Virginia et de ses partenaires se sont élevées, pour l'exercice 2003-2004, à plus de 8,5 millions $. Lorsqu'on y déduit les crédits d'impôt remboursables et les montants financés par les divers partenaires, la quote-part réelle de Virginia dans ce budget a été d'environ 30 %. L'exercice 2004-2005 s'annonce également fort occupé puisqu'un budget de plus de 9 millions $ est prévu.

En novembre dernier, Virginia réalisait un placement privé de 8 082 000 $ avec Westwind Partners consistant en 5 388 000 unités vendues au prix de 1,50 $ l'unité. La société a également amassé 250 000 $ suite à l'exercice de bons de souscription et 276 597 $ suite à l'exercice d'options d'achat d'actions, portant ainsi son fonds de roulement et ses fonds réservés à l'exploration à près de 19 millions $ au 31 mai 2004. Virginia est très fière de maintenir d'une année à l'autre une situation financière plus qu'enviable.

Recommandations des analystes

«Virginia remains active on many fronts, including a new renewal of its joint venture with BHP and generating more prospects from its MegaTEM j-v with Noranda. Well financed, with multiple exploration opportunities, Virginia has dedicated management.» **Adrian Day, 2004**





Mot du président

Gouvernance

Au cours du dernier exercice, le conseil d'administration de Mines d'Or Virginia a modifié sa politique de communication afin qu'elle soit plus complète et descriptive.

Nous avons également adopté un code de déontologie qui a pour but de promouvoir la sécurité et l'intégrité de nos employés ainsi que le respect de l'environnement, des ententes avec nos partenaires et des communautés.



Visibilité

Virginia continue d'attirer l'attention car elle jouit d'une excellente réputation auprès des analystes miniers. Cette année encore, Virginia a bénéficié d'une très bonne couverture dans les médias spécialisés de l'industrie minière.

Remerciements

Au nom de la direction et du conseil d'administration, je tiens à remercier tous ceux et celles qui participent de près ou de loin au succès de Virginia. Les forces et le succès de Virginia sont intimement liés à ses employés exceptionnels et à ses excellents projets et partenaires. Merci à tous nos employés, aux contractuels et aux sociétés de services pour leur apport essentiel et leur fidélité.

Des sincères remerciements vont également à M. Jean-Pierre Colin qui ne sollicitera pas un nouveau mandat. Jean-Pierre nous quitte après avoir été membre du Conseil pendant près de 10 ans, et il peut dire mission accomplie. Je remercie Jean-Pierre pour ses précieux conseils et son optimisme contagieux.

Merci aux actionnaires

Au nom de la direction et du conseil d'administration, j'aimerais souhaiter la bienvenue aux nouveaux actionnaires et remercier ceux qui sont avec nous depuis plusieurs années pour leur confiance et leur support. C'est assurément grâce à eux qu'une société telle que Virginia peut se développer au Québec.

Le président,

A Gaumond

André Gaumond

Carte des propriétés 2004





Raglan (Falconbridge)
Duquet
Baie Payne
Ungava Bay
Kogaluk
Hudson Bay
Sagar
Voisey's Bay
Voisey' Bay (Inco)
Lac Gayot
Lac Fagnant
Schefferville
Radisson
Coulon
LABRADOR
La Grande Sud
Lac Noëlla
Éléonore
Corvet
Eastmain Ouest/Auclair
QUÉBEC
Poste Lemoyne Extension
Sept-Îles
Troilus (Inmet)
Matagami
Chibougamau
Chute-des-passes
Grenville
Val-d'Or
Québec
Montréal

Recommandations des analystes

«Virginia has focused its exploration work on Northern Quebec. That focus has given Virginia and his team a level of understanding of the geology of the area that is years ahead of anybody else. Virginia's expertise has been recognized by some prestigious awards from his peers.»

Lawrence Roulston's Resource Opportunities, 2004

Tableau des propriétés 2004

Grand Nord	Partenariat & participation	Virginia opérateur des travaux	Métaux	Superficie
Lac Gayot	50 % Virginia 50 % Billiton Resources Canada	X	Ni-Pt-Pd-Cu	219 km²
Gayot extension	50 % Virginia 50 % Billiton Resources Canada	X	Ni-Pt-Pd-Cu	---
Sagar	100 % Virginia	X	Au-Uranium-Cu	66 km²
Payne Bay	55 % Virginia 45 % Osisko	X	Ni-Cu-Co	75 km²

Moyen Nord	Partenariat & participation	Virginia opérateur des travaux	Métaux	Superficie
La Grande Sud	100 % Virginia	X	Au	128 km²
MegaTEM	45-49 % Virginia 51-55 % Novicourt-Noranda		Zn-Cu-Ag	622 km²
Poste Lemoyne ext.	50 % Virginia 50 % Corporation TGW Inc.	X	Au	56 km²
Coulon	100 % Virginia 50 % Noranda (option)	X	Zn-Cu-Pb-Ag	500 km²
Corvet Est	100 % Virginia	X	Au	53 km²
Éléonore	100 % Virginia	X	Au-Cu	176 km²
Apple	100 % Virginia 50 % Matamec (option)		Au	34 km²
Mistissini JV	50 % Virginia 50 % Cree Gold Exp.	X	Au-Cu-Zn	---

Grenville	Partenariat & participation	Virginia opérateur des travaux	Métaux	Superficie
Chute-des-Passes	50 % Virginia 50 % SOQUEM		Ni-Cu-Co	70 km²
Grenville	50 % Virginia 50 % Billiton Resources Canada	X	Ni-Cu-Co	45 km²

Et de nombreuses autres propriétés



Objectifs 2004-2005



- Continuer l'exploration systématique des ceintures volcaniques vierges de la Baie James
- Augmenter les ressources aurifères et tenter de développer, pour la première fois, des ressources en métaux de base
- Optimiser les contributions financières de nos partenaires et du gouvernement québécois afin de maintenir une situation financière saine
- Renouveler et accroître nos ententes de partenariat

Budget d'exploration annuel de Virginia et de ses partenaires



million $
10
9
8
7
6
5
4
3
2
1
0
Budget réel
Estimé
1999
2000
2001
2002
2003
2004

Total des mètres de forage



35000
30000
25000
20000
15000
10000
5000
0
Mètres
1999
2000
2001
2002
2003
2004

Perspectives 2004-2005



Au cours de l'exercice 2004-2005, les projets Coulon, Corvet Est et Éléonore feront partie des priorités de Virginia. Des sommes considérables seront attribuées à ces projets et à de nombreux autres au cours de l'année à venir. Un budget d'exploration de plus de 9 millions $ avec les partenaires de Virginia est donc prévu pour 2004-2005.





Description des projets



Ressources aurifères à la Baie James

Total des ressources : environ 450 000 oz Au

La Grande Sud, Au 100 % Virginia	Poste Lemoyne, Au 50 % Corporation TGW Inc. 50 % Virginia
Ressources globales 350 000 onces Teneur moyenne : 2,7 g/t Au	*Ressources globales* 95 000 onces Teneur moyenne : 14,5 g/t Au

Virginia cumule jusqu'à maintenant des ressources de près de 450 000 onces d'or sur deux projets à la Baie James. Situés à environ 70 km l'un de l'autre, ils sont localisés à proximité de la route Trans-Taïga et des infrastructures hydroélectriques. Ces ressources démontrent le potentiel minier de la Baie James et représenteront des dépôts satellites stratégiques dans l'éventualité où des infrastructures minières seraient développées dans la région. Virginia continue donc les travaux d'exploration dans les régions avoisinantes aux découvertes afin d'optimiser le potentiel aurifère de ces dépôts et de la région.

Une campagne de forage sur le projet Poste Lemoyne est d'ailleurs prévue pour l'automne 2004 afin de tester les extensions de la zone Orfée Est, découverte en janvier dernier.





Description des projets

Corvet Est - Au

100 % Virginia
Emplacement : au Sud de LG-4

Meilleures intersections :
Forages : 5,12 g/t Au sur 13,4 m et 10,29 g/t Au sur 4,75 m

L'automne dernier, Virginia identifiait des indices fort prometteurs au sein d'un tout nouveau territoire dans le secteur de la Baie James. Quelques mois plus tard, les forages confirmaient le potentiel de ces nouveaux indices. En effet, les résultats de la première campagne ont rapporté plusieurs intersections aurifères significatives au sein d'un périmètre d'environ 1 km par 2 km. Pour chacun des indices, la minéralisation demeure ouverte dans toutes les directions.

Éléonore - Au

100 % Virginia
Emplacement : Secteur du réservoir
Opinaca à la Baie James

Meilleures intersections :
Rainures : 4,29 g/t Au sur 12,0 m, 15,82 g/t Au sur 3,0 m
Échantillons : 10,22 g/t Au, 16,43 g/t Au et 80,70 g/t Au

Virginia réalisait en 2003 un important programme de décapage mécanique et d'échantillonnage sur le projet Éléonore. Les travaux avaient permis de localiser la région source du bloc aurifère découvert un an plus tôt.

Les travaux de prospection et de décapage manuel, réalisés au printemps 2004, ont mis au jour un nouvel affleurement minéralisé. L'indice Roberto a produit des résultats préliminaires très encourageants et consiste en un sédiment très altéré. Deux rainures effectuées perpendiculairement à la structure minéralisée ont produit des résultats très intéressants. Les rainures débutent dans la minéralisation qui demeure ouverte vers le sud et latéralement dans ses extensions est et ouest. L'indice Roberto fera l'objet de décapage mécanique et d'échantillonnage supplémentaire à l'automne 2004.

Description des projets

Coulon - Zn, Pb, Cu, Ag

100 % Virginia option Noranda 50 %
Emplacement : 15 km au nord de l'aéroport de Fontanges

Meilleures intersections :
Échantillons : 22,37 % Zn, 3,07 % Cu, 7,3 % Pb, 482 g/t Ag
Forages : 9,94 % Zn, 2,12 % Pb, 96,38 g/t Ag, 0,73 % Cu sur 19,5 m incluant 15,39 % Zn, 3,12 % Pb, 117,19 g/t Ag, 0,46 % Cu sur 10,50 m

Le projet Coulon a été initié à l'automne 2003 et la campagne de forage réalisée à l'hiver 2004 a permis de confirmer la présence de deux lentilles de sulfures massifs volcanogènes riches en zinc, cuivre, plomb et argent. Suite à la signature, en juin 2004, d'une entente de 8,25 millions $ avec Noranda, un budget d'exploration de l'ordre de 1 million $ a été approuvé et devra être dépensé avant le 31 décembre 2004.

Lac Gayot - Ni, Pt-Pd

50 % Virginia
50 % Billiton Resources Canada

Emplacement : Région du réservoir Caniapiscau, 60 km au nord de l'aéroport Fontanges.

Meilleures intersections
Forages : 2,2 % Ni, 2,3 g/t Pt-Pd sur 11,0 m et 9,0 % Ni, 9,0 g/t Pt-Pd sur 2,5 m

En réalisant des investissements pour un total de 4,5 millions $ sur 4 ans, BHP Billion a acquis, à l'hiver 2004, une participation de 50 % dans la propriété du Lac Gayot. La récente campagne de forage de l'hiver 2004, quoique décevante en termes de résultats, nous a permis de mieux comprendre le contexte géologique de la propriété. Jusqu'à maintenant, plus de 12 indices de surface ont été découverts sur une distance de plus de 25 km au sein de cette ceinture volcanique ultramafique. Les zones minéralisées découvertes à ce jour ont la caractéristique d'être très riches en Ni, Cu, Pt-Pd.

MegaTEM - Zn, Cu, Au, Ag

45-49 % Virginia
51-55 % Novicourt (Noranda)
Emplacement : Plus de 250 propriétés réparties au sein de la région abitibienne

Meilleures intersections :
Forages : 0,60 % Zn, 0,15 % Pb, 29,8 g/t Ag sur 43,0 m

Novicourt (Noranda) et Virginia continuent de tester, par forage, les cibles géophysiques générées grâce à la technologie MegaTEM. Rappelons que 10 levés aéroportés ont couvert une superficie de plus de 9 400 km² au Québec. L'automne dernier, deux nouvelles zones minéralisées ont été identifiées mais n'ont pas conduit à une découverte économique. Les forages continuent sur plusieurs anomalies prioritaires qui n'ont pas encore été expliquées.

Calendrier 2004

Calendrier 2004 des travaux d'exploration



Projet
Jan
Fév
Mar
Avr
Mai
Jun
Jui
Aoû
Sep
Oct
Nov
Déc
CHUTE-DES-PASSES
CORVET EST
ÉLÉONORE
GAYOT ET GAYOT EXTENSION
GRENVILLE
COULON
MEGATEM
NOËLLA (Caniapiscau)
POSTE LEMOYNE EXTENSION
MISTISSINI J.V.
AUTRES GÉNÉRATIFS
Légende :
Forage :
Prospection, cartographie et géophysique :



Analyse par la direction de la situation financière et des résultats d'exploitation

Nature des activités

Virginia se spécialise dans l'exploration de l'or et des métaux de base au Québec. Depuis plusieurs années, la société a concentré ses activités à l'extérieur des camps miniers, dans des territoires vierges. Virginia profite au maximum de tous les incitatifs à l'exploration provenant des deux paliers gouvernementaux. De plus, la société privilégie le partenariat avec des sociétés majeures afin de partager le risque de l'exploration et de mettre au jour des gisements de classe mondiale ou de nouveaux camps miniers.

Résultats d'exploitation

La société a subi une perte nette de 225 214 $ pour l'exercice comparativement à 1 540 388 $ pour l'exercice précédent. Les revenus d'intérêts ont augmenté de plus de 23 %. Cet écart s'explique par un remaniement des placements. La société touche également des honoraires pour son rôle d'opérateur de projets dans ses différents partenariats. La diminution de 69 460 $ s'explique principalement par l'abandon du projet Fosse Pt-Pd par Placer Dome, la diminution des travaux sur Poste Lemoyne Extension avec Corporation TGW Inc. et l'acquisition d'une participation de 50 % dans le projet Lac Gayot par Billiton Resources Canada Inc. L'augmentation des honoraires professionnels provient de la comptabilisation de la juste valeur des options d'achat d'actions octroyées au cours de l'exercice. Les honoraires de gestion correspondent à un pourcentage des frais d'exploration engagés par la société. L'augmentation des frais d'exploration généraux s'explique par l'accroissement des recherches à l'égard de nouveaux projets avec le partenaire de Virginia, Billiton Resources Canada Inc. La propriété Lac-à-David a été abandonnée au cours du deuxième trimestre et la propriété Tantale (Erlanson) au cours du troisième trimestre. Au cours de l'exercice, les propriétés Auclair, Baie Payne, Chute-des-Passes, Kogaluk, La Grande Sud, Fosse Pt-Pd, Eastmain Ouest, Grenville et Lac Bonfait ont été partiellement abandonnées.

Liquidités et financement

Le fonds de roulement de la société demeure excellent avec 14 296 818 $, soit une augmentation de 1 139 514 $ par rapport au début de l'exercice. La société bénéficie également de fonds réservés à l'exploration de 4 628 904 $, lesquels serviront à financer les travaux d'exploration des prochains exercices. La société n'a aucune dette et le fonds de roulement actuel permettra de couvrir les dépenses courantes et certaines dépenses d'exploration pour les années futures. Au cours du mois de novembre 2003, la société a procédé à un financement totalisant 8 082 000 $ dont 575 330 $ ont servi à payer les frais de financement et 7 506 670 $ ont été ajoutés aux fonds réservés à l'exploration. De plus, 166 667 bons de souscription ont été exercés pour un total de 250 000 $ et 382 562 options d'achat d'actions ont été exercées pour un total de 276 597 $.

Risques et incertitudes

La société est considérée comme une société d'exploration. Elle doit donc obtenir du financement régulièrement afin de poursuivre ses activités d'exploration. Malgré le fait qu'elle ait réussi dans le passé, il n'y a aucune garantie de réussite pour l'avenir.





Analyse par la direction de la situation financière et des résultats d'exploitation

Perspectives

La société sera très active en matière d'exploration au cours des prochains mois. Cet été, les travaux seront effectués principalement sur les propriétés Corvet Est, Coulon, Éléonore, Lac Gayot, Lac Eade et Grenville.

Responsabilité de la direction à l'égard de l'information financière

Les états financiers de Mines d'Or Virginia Inc. et toute l'information contenue dans le présent rapport annuel sont la responsabilité de la direction et ont été approuvés par le conseil d'administration.

Les états financiers ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada. Les états financiers renferment certains montants fondés sur l'utilisation d'estimations et de jugements. La direction a établi ces montants de manière raisonnable afin de s'assurer que les états financiers sont présentés fidèlement, à tous les égards importants. L'information financière présentée ailleurs dans le rapport annuel concorde avec les états financiers.

La société maintient des systèmes de contrôles internes comptables et administratifs de qualité, moyennant un coût raisonnable. Ces systèmes ont pour objet de fournir un degré raisonnable de certitude que l'information financière est pertinente, fiable et exacte et que l'actif de la société est correctement comptabilisé et bien protégé.

Le conseil d'administration est chargé de s'assurer que la direction assume ses responsabilités à l'égard de la présentation de l'information financière et il est l'ultime responsable de l'examen et de l'approbation des états financiers. Le conseil s'acquitte de cette responsabilité principalement par l'entremise de son comité de vérification.

Le comité de vérification, composé d'administrateurs externes, révise la teneur des états financiers avant leur approbation par le conseil d'administration. Les vérificateurs externes discutent de leur travail de vérification avec les membres de ce comité.

Les états financiers ont été vérifiés, au nom des actionnaires, par les vérificateurs externes, PricewaterhouseCoopers s.r.l., conformément aux normes de vérification généralement reconnues du Canada ainsi qu'aux normes du Public Company Accounting Oversight Board (États-Unis).

A Gaumond — André Gaumond
Président du conseil et chef de la direction

Gaétan Mercier
Directeur financier

Le 30 septembre 2004



Recommandations des analystes

«We had a closer look at Virginia's Dom data. We have to rate it as one of the strongest base-metal specs Virginia has produced, and one of the strongest we know of that is about to be tested.» **David Coffin, 2004**

RAPPORT DES VÉRIFICATEURS INDÉPENDANTS

Aux actionnaires de
Mines d'Or Virginia Inc.

Nous avons vérifié les bilans de **Mines d'Or Virginia Inc.** (société d'exploration) aux 31 mai 2004 et 2003 et les états des résultats, déficit et des flux de trésorerie de chacun des exercices inclus dans la période de trois ans terminée le 31 mai 2004. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada ainsi qu'aux normes du Public Company Accounting Oversight Board (États-Unis). Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers donnent, à tous les égards importants, une image fidèle de la situation financière de la société aux 31 mai 2004 et 2003 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour chacun des exercices inclus dans la période de trois ans terminée le 31 mai 2004 selon les principes comptables généralement reconnus du Canada.

PricewaterhouseCoopers s.r.l.

Comptables agréés

Québec (Québec) Canada
Le 30 juin 2004

Commentaires des vérificateurs à l'intention des lecteurs américains au sujet des différences entre les normes de rapport canadiennes et américaines

Aux États-Unis, les normes de rapport obligent les vérificateurs à ajouter un paragraphe explicatif (immédiatement après le paragraphe d'énoncé d'opinion) lorsque les états financiers sont touchés par des faits et conditions qui jettent un doute substantiel sur la capacité de la société de poursuivre son exploitation, comme ceux décrits à la note 1. Notre rapport aux actionnaires daté du 30 juin 2004 est formulé conformément aux normes canadiennes, lesquelles ne permettent pas que l'on fasse mention de tels faits et conditions dans le rapport des vérificateurs si ceux-ci sont présentés convenablement dans les états financiers.

PricewaterhouseCoopers s.r.l.

Comptables agréés

Québec (Québec) Canada
Le 30 juin 2004

(expressed in Canadian dollars)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Virginia Gold Mines Inc.

We have audited the balance sheets of **Virginia Gold Mines Inc.** (an exploration company) as at May 31, 2004 and 2003 and the statements of earnings, deficit and cash flows for each of the years in the three-year period ended May 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2004 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Quebec, Quebec, Canada
June 30, 2004

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated June 30, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

Quebec, Quebec, Canada
June 30, 2004

Bilans / Balance Sheets

(en dollars canadiens) / (expressed in Canadian dollars)

Aux 31 mai / As at May 31,

	2004 $	2003 $	
ACTIF			**ASSETS**
Actif à court terme			**Current assets**
Espèces et quasi-espèces	-	1 197 687	Cash and cash equivalents
Placements temporaires (note 3)	12 519 509	9 907 996	Short-term investments (note 3)
Impôts sur les bénéfices à recouvrer	13 694	-	Income taxes recoverable
Sommes à recevoir (note 4)	2 909 434	2 728 211	Amounts receivable (note 4)
Charges payées d'avance (note 5)	52 968	33 606	Prepaid expenses (note 5)
	15 495 605	13 867 500	
Dépôt sur frais d'exploration	150 000	-	**Deposit on exploration costs**
Fonds réservés à l'exploration (note 2)	4 628 904	242 859	**Exploration funds** (note 2)
Placement à long terme (note 6)	151 037	171 180	**Long-term investment** (note 6)
Équipement de bureau, au coût moins l'amortissement cumulé de 9 522 $ (6 955 $ en 2003)	12 676	5 484	**Office equipment,** at cost less accumulated depreciation of $9,522 ($6,955 in 2003)
Biens miniers (note 7)	9 487 426	7 298 353	**Mining properties** (note 7)
Frais de développement d'un site Web, au coût moins l'amortissement cumulé de 1 742 $ (675 $ en 2003)	4 556	3 825	**Web site development expenses,** at cost less accumulated amortization of $1,742 ($675 in 2003)
	29 930 204	21 589 201	
PASSIF			**LIABILITIES**
Passif à court terme			**Current liabilities**
Comptes créditeurs et charges			Accounts payable and accrued liabilities
Sociétés apparentées	133 160	63 360	Related companies
Autres	1 065 627	646 836	Others
	1 198 787	710 196	
CAPITAUX PROPRES			**SHAREHOLDERS' EQUITY**
Capital social (notes 8 et 9)			**Share capital** (notes 8 and 9)
Autorisé			Authorized
Nombre illimité d'actions ordinaires, votantes et participantes, sans valeur nominale			Unlimited number of common shares, voting and participating, with no par value
Émis et entièrement payé			Issued and fully paid
36 638 915 actions ordinaires (30 701 686 en 2003)	52 159 266	45 060 060	36,638,915 common shares (30,701,686 in 2003)
Bons de souscription (note 8)	883 255	-	**Warrants** (note 8)
Options d'achat d'actions (note 9)	214 439	65 540	**Stock options** (note 9)
Déficit	(24 525 543)	(24 246 595)	**Deficit**
	28 731 417	20 879 005	
	29 930 204	21 589 201	

Nature des activités et continuité de l'exploitation (note 1)
Événement subséquent (note 16)
Les notes complémentaires font partie intégrante des états financiers.

Nature of activities and going concern (note 1)
Subsequent event (note 16)
The accompanying notes are an integral part of these financial statements.

Approuvé par le Conseil,

Paul Archer, administrateur   A. Gaumond, administrateur

Approved by the Board of Directors

Paul Archer, Director   A. Gaumond, Director

Déficit et résultats / Statements of Deficit and Earnings

(en dollars canadiens) / (expressed in Canadian dollars)

Exercices terminés les 31 mai / Years Ended May 31,

	2004 $	2003 $	2002 $	
DÉFICIT				**STATEMENTS OF DEFICIT**
Déficit au début de l'exercice	24 246 595	22 706 207	20 319 251	**Deficit – Beginning of year**
Annulation d'options d'achat d'actions (note 9)	53 734	-	-	Cancellation of stock options (note 9)
Perte nette pour l'exercice	225 214	1 540 388	2 386 956	Net loss for the year
Déficit à la fin de l'exercice	24 525 543	24 246 595	22 706 207	**Deficit – End of year**
RÉSULTATS				**STATEMENTS OF EARNINGS**
Produits				**Revenues**
Dividendes	309 796	326 146	347 824	Dividends
Intérêts	641 986	520 078	459 463	Interest
Honoraires	117 463	186 923	157 557	Fees
	1 069 245	1 033 147	964 844	
Charges				**Expenses**
Honoraires professionnels et frais de maintien	230 422	165 598	112 955	Professional and maintenance fees
Honoraires de gestion	216 080	144 792	200 090	Management fees
Loyer et frais de bureau	484 798	512 214	441 078	Rent and office expenses
Publicité et expositions	117 313	128 180	57 121	Advertising and exhibitions
Crédit d'impôt relatif aux communications	-	(40 000)	(37 875)	Tax credit related to communications
Déplacements	92 385	93 956	60 157	Travelling
Impôt de la partie XII.6	-	-	672	Part XII.6 tax
Amortissement de l'équipement de bureau	2 567	1 487	1 511	Depreciation of office equipment
Amortissement des frais de développement d'un site Web	1 067	675	-	Amortization of Web site development expenses
Frais d'exploration généraux	342 784	216 999	3 264 251	General exploration costs
Subventions, crédits d'impôt et droits miniers	(115 636)	(102 421)	(1 686 390)	Grants, tax credits and mining rights
Coût des biens miniers abandonnés	287 077	1 179 571	1 169 467	Cost of mining properties abandoned
Perte (gain) à la vente de placements temporaires	(374 528)	5 388	250 963	Loss (gain) on sale of short-term investments
Créances irrécouvrables	10 130	-	-	Bad debts
Gain à la vente de placements à long terme	-	-	(494 749)	Gain on sale of long-term investments
Gain à la vente de biens miniers	-	(21 726)	-	Gain on sale of mining properties
Moins-value des placements temporaires	-	267 060	-	Writedown of short-term investments
	1 294 459	2 551 773	3 339 251	
Perte avant les impôts et la quote-part dans le bénéfice net de Société Minière Orcapital Inc.	(225 214)	(1 518 626)	(2 374 407)	**Loss before income taxes and share in the net earnings of Société Minière Orcapital Inc.**
Impôts sur les bénéfices (note 12)	-	21 762	12 740	**Income taxes** (note 12)
Perte avant la quote-part dans le bénéfice net de Société Minière Orcapital Inc.	(225 214)	(1 540 388)	(2 387 147)	**Loss before share in the net earnings of Société Minière Orcapital Inc.**
Quote-part dans le bénéfice net de Société Minière Orcapital Inc.	-	-	191	**Share in the net earnings of Société Minière Orcapital Inc.**
Perte nette pour l'exercice	(225 214)	(1 540 388)	(2 386 956)	**Net loss for the year**
Perte nette de base et diluée par action (note 13)	(0,007)	(0,052)	(0,087)	**Basic and diluted net loss per share** (note 13)

Les notes complémentaires font partie intégrante des états financiers.

The accompanying notes are an integral part of these financial statements.

Flux de trésorerie / Statements of Cash Flows

(en dollars canadiens) / (expressed in Canadian dollars)

Exercices terminés les 31 mai / Years Ended May 31,

	2004 $	2003 $	2002 $	
Flux de trésorerie liés aux activités d'exploitation				**Cash flows from operating activities**
Perte nette pour l'exercice	(225 214)	(1 540 388)	(2 386 956)	Net loss for the year
Éléments sans incidence sur les espèces et quasi-espèces				Items not affecting cash and cash equivalents
Coût des biens miniers abandonnés	287 077	1 179 571	1 169 467	Cost of mining properties abandoned
Amortissement de l'équipement de bureau	2 567	1 487	1 511	Depreciation of office equipment
Amortissement des frais de développement d'un site Web	1 067	675	-	Amortization of Web site development expenses
Gain à la vente de biens miniers	-	(21 726)	-	Gain on sale of mining properties
Perte (gain) à la vente de placements temporaires	(374 528)	5 388	250 963	Loss (gain) on sale of short-term investments
Gain à la vente de placements à long terme	-	-	(494 749)	Gain on sale of long-term investments
Options d'achat d'actions	158 099	65 540	-	Stock options
Moins-value des placements temporaires	-	267 060	-	Writedown of short-term investments
Quote-part dans le bénéfice net de Société Minière Orcapital Inc.	-	-	(191)	Share in the net earnings of Société Minière Orcapital Inc.
	(150 932)	(42 393)	(1 459 955)	
Variation nette des éléments hors caisse du fonds de roulement (note 10a)	1 214 187	1 852 924	(2 169 074)	Net change in non-cash working capital items (note 10a)
	1 063 255	1 810 531	(3 629 029)	
Flux de trésorerie liés aux activités de financement				**Cash flows from financing activities**
Annulation d'options d'achat d'actions	(53 734)	-	-	Cancellation of stock options
Augmentation du capital social émis comptant, déduction faite des frais d'émission d'actions (note 10b)	7 973 261	2 150 018	1 768 537	Increase in share capital issued for cash, net of share issue expenses (note 10b)
	7 919 527	2 150 018	1 768 537	
Flux de trésorerie liés aux activités d'investissement				**Cash flows from investing activities**
Augmentation des placements temporaires (note 10b)	(2 216 842)	(1 478 822)	(2 665 056)	Increase in short-term investments (note 10b)
Dépôt sur frais d'exploration	(150 000)	-	-	Deposit on exploration costs
Variation des fonds réservés à l'exploration	(4 386 045)	686 639	2 875 452	Variation in exploration funds
Augmentation des placements à long terme (note 10b)	-	-	(784 602)	Increase in long-term investments (note 10b)
Produit de la vente de placements à long terme	-	-	972 966	Proceeds from sale of long-term investments
Acquisition d'équipement de bureau	(9 759)	(595)	(2 015)	Additions to office equipment
Augmentation des biens miniers (note 10b)	(3 438 525)	(2 429 198)	(873 844)	Increase in mining properties (note 10b)
Paiements sur option	-	20 000	-	Option payments
Subventions encaissées	22 500	20 405	56 283	Grants cashed
Frais de développement d'un site Web	(1 798)	(4 500)	-	Web site development expenses
	(10 180 469)	(3 186 071)	(420 816)	
Variation nette des espèces et quasi-espèces	(1 197 687)	774 478	(2 281 308)	**Net change in cash and cash equivalents**
Espèces et quasi-espèces au début de l'exercice	1 197 687	423 209	2 704 517	**Cash and cash equivalents – Beginning of year**
Espèces et quasi-espèces à la fin de l'exercice	-	1 197 687	423 209	**Cash and cash equivalents – End of year**
Renseignements supplémentaires				**Additional information**
Intérêts reçus	816 072	826 249	362 304	Interest received
Impôts sur les bénéfices payés	(15 931)	(8 524)	(6 705)	Income taxes paid

Les notes complémentaires font partie intégrante des états financiers.

The accompanying notes are an integral part of these financial statements.

1 CONSTITUTION, NATURE DES ACTIVITÉS ET CONTINUITÉ DE L'EXPLOITATION

La société, constituée en vertu de la Loi canadienne sur les sociétés par actions, se spécialise dans l'acquisition et dans l'exploration de biens miniers. Elle n'a pas encore déterminé si les biens miniers renferment des réserves de minerai pouvant être exploitées économiquement. La récupération du coût des biens miniers dépend de la capacité d'exploiter économiquement les réserves de minerai, de l'obtention du financement nécessaire pour poursuivre l'exploration et le développement de ses biens et de la mise en production commerciale ou du produit de la disposition des biens. La société devra obtenir périodiquement de nouveaux fonds pour poursuivre ses activités et malgré le fait qu'elle ait réussi dans le passé, il n'y a aucune garantie de réussite pour l'avenir.

Bien que la société ait pris des mesures pour vérifier le droit de propriété concernant les biens miniers dans lesquels elle détient une participation conformément aux normes de l'industrie visant la phase courante d'exploration de ces biens, ces procédures ne garantissent pas le titre de propriété à la société. Le titre de propriété peut être assujetti à des accords antérieurs non reconnus et ne pas être conforme aux exigences en matière de réglementation.

2 RÉSUMÉ DES PRINCIPALES CONVENTIONS COMPTABLES

Mode de présentation

Les présents états financiers ont été préparés conformément aux principes comptables généralement reconnus du Canada. Ces principes sont conformes, à tous les égards importants, aux principes comptables généralement reconnus aux États-Unis, à l'exception des éléments décrits à la note 18. Les principales conventions comptables, qui ont été appliquées de façon uniforme, sont résumées comme suit.

Utilisation d'estimations

La préparation d'états financiers conformément aux principes comptables généralement reconnus du Canada exige que la direction fasse des estimations ayant une incidence sur les montants d'actif et de passif portés aux états financiers. Ces mêmes estimations ont aussi une incidence sur la présentation des éventualités en date des états financiers, de même que sur les postes de produits et de charges des exercices. Les estimations importantes comprennent la valeur comptable des biens miniers, le crédit d'impôt à titre de droits miniers, le crédit d'impôt pour les entreprises du secteur minier et certaines charges à payer. Il est donc possible que les résultats réels diffèrent de ces estimations.

Espèces et quasi-espèces

Les espèces et quasi-espèces comprennent l'encaisse et les soldes bancaires ainsi que les dépôts à terme dont l'échéance initiale est d'au plus trois mois à la date d'acquisition.

Placements temporaires

Les placements temporaires sont comptabilisés au moindre du coût amorti et de la valeur marchande.

Fonds réservés à l'exploration

Les fonds réservés à l'exploration se composent d'encaisse, de dépôts à terme et de placements temporaires et représentent le produit de financements non dépensés. Selon les restrictions imposées par ces financements, la société doit consacrer ces fonds à l'exploration ou à l'acquisition de biens miniers.

1 INCORPORATION, NATURE OF ACTIVITIES AND GOING CONCERN CONCEPT

The company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. The company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Although the company has taken steps to verify title to mining properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accounting principles. These principles conform, in all material respects, with accounting principles generally accepted in the United States except as described in note 18. The significant accounting policies, which have been consistently applied, are summarized as follows.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts of assets and liabilities reported in the financial statements. Those estimates also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant estimates include the carrying value of mining properties, the mining rights tax credit, the tax credit for mining exploration companies and certain accrued liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks and term deposits with original maturities of three months or less at the acquisition date.

Short-term investments

Short-term investments are valued at the lower of amortized cost and market value.

Exploration funds

Exploration funds consist of cash, term deposits and short-term investments and represent the unexpended proceeds of financing under the terms of which the company committed to spending the amounts on the exploration or acquisition of mining properties.

Placements à long terme

Les placements à long terme sont comptabilisés au coût. Les placements sont ramenés à leur valeur de réalisation nette lorsque la baisse de valeur est jugée autre que temporaire.

Équipement de bureau

L'équipement de bureau est amorti selon la méthode du solde dégressif aux taux de 20 % et 30 %.

Biens miniers

La société inscrit au coût ses participations dans les biens miniers et les aires d'intérêt géologique, moins les paiements sur option reçus et autres recouvrements. Les frais d'exploration et de développement liés aux participations et aux projets sont capitalisés sur la base de blocs de claims spécifiques ou d'aires d'intérêt géologique jusqu'à ce que les biens miniers soient mis en production, vendus ou abandonnés. La direction revoit régulièrement la valeur comptable des biens miniers aux fins de dévaluation. Ces coûts seront amortis sur la durée d'exploitation des biens miniers après le début de la production ou radiés si les biens miniers sont vendus ou si les projets sont abandonnés. Les frais d'exploration généraux non liés à des biens miniers spécifiques sont imputés aux résultats dès qu'ils sont engagés.

Frais de développement d'un site Web

Les frais de développement d'un site Web sont comptabilisés au coût et sont amortis selon la méthode du solde dégressif au taux de 30 %.

Crédit d'impôt à titre de droits miniers et crédit d'impôt pour les entreprises du secteur minier

La société a droit à un crédit d'impôt remboursable à titre de droits miniers sur les frais reliés aux activités minières engagés au Québec. Ce crédit d'impôt est comptabilisé en diminution des frais engagés.

De plus, elle a droit au crédit d'impôt remboursable pour les entreprises du secteur minier à l'égard des frais admissibles engagés après le 29 mars 2001. Le crédit d'impôt remboursable pourra atteindre 45 % du montant des frais admissibles engagés avant le 12 juin 2003, 33,75 % avant le 30 mars 2004 et 38,75 % par la suite. Ce crédit d'impôt est comptabilisé en réduction des frais engagés.

Capital social

Les actions émises en contrepartie d'éléments non monétaires sont généralement inscrites à la valeur à la cote des actions au cours d'une période raisonnable précédant et suivant l'annonce de l'entente concernant leur émission.

Les actions accréditives sont émises en contrepartie du produit reçu, qui représente leur juste valeur. Lors de l'acquisition de biens miniers, la valeur comptable peut dépasser la valeur fiscale puisque la société renonce aux déductions en faveur des investisseurs concernés. La société émet également des actions accréditives sans aucune prime ou escompte concernant la renonciation des avantages fiscaux en faveur des investisseurs.

Les frais d'émission d'actions sont présentés en diminution du capital social.

(expressed in Canadian dollars)

Long-term investments

Long-term investments are recorded at cost. When the impairment of an investment is other than temporary, the investment is written down to its net realizable value.

Office equipment

Office equipment is depreciated using the declining balance method at the rates of 20% and 30%.

Mining properties

The company records its interests in mining properties and areas of geological interest at cost less option payments received and other recoveries. Exploration and development costs relating to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the mining properties to which they relate are placed into production, sold or allowed to lapse. Management reviews the carrying values of mining properties on a regular basis to determine whether any writedowns are necessary. These costs will be amortized over the estimated useful life of mining properties following commencement of production or written off if the mining properties or projects are sold or allowed to lapse. General exploration expenditures not related to specific mining properties are expensed as incurred.

Web site development expenses

Web site development expenses are recorded at cost and are amortized using the declining balance method at a rate of 30%.

Mining rights tax credit and tax credit for mining exploration companies

The company is entitled to a refundable mining rights tax credit on mining exploration expenses incurred in Quebec. This tax credit has been applied against the costs incurred.

Furthermore, the company is entitled to the refundable tax credit for mining exploration companies on qualified expenditures incurred after March 29, 2001. The refundable tax credit may reach 45% of qualified expenditures incurred before June 12, 2003, 33.75% before March 30, 2004 and 38.75% thereafter. This tax credit has been applied against the costs incurred.

Share capital

Share capital issued for non-monetary consideration is generally recorded at the quoted market price of the shares over a reasonable period of time before and after the agreement to issue the shares was announced.

Flow-through shares are issued in consideration of the proceeds received, which represent their fair value. Upon the acquisition of mining properties, the carrying value may exceed the tax basis since the company renounces the deductions in favour of the investors concerned. The company also issues flow-through shares without any premium or discount regarding the renunciation of the tax benefits in favour of investors.

Share issue expenses are recorded as a reduction of share capital.

Subventions gouvernementales

Les subventions gouvernementales sont inscrites à titre de produit lorsque la société a l'assurance raisonnable qu'elle s'est conformée et qu'elle continuera à se conformer à toutes les conditions liées à la subvention. Les subventions relatives au fonds de roulement sont portées aux résultats lorsque les charges connexes sont engagées. Les subventions relatives aux frais d'exploration sont déduites des biens miniers connexes.

Impôts sur les bénéfices

La société comptabilise les impôts sur les bénéfices en utilisant la méthode du passif fiscal. Selon cette méthode, les actifs et les passifs d'impôts futurs sont établis en tenant compte des écarts temporaires déductibles ou imposables entre la valeur comptable et la valeur fiscale des actifs et des passifs, en utilisant les taux d'imposition en vigueur ou pratiquement en vigueur devant s'appliquer dans l'exercice au cours duquel les écarts doivent se résorber.

La société établit une provision pour moins-value à l'égard des actifs d'impôts futurs si, selon les renseignements disponibles, il est plus probable qu'improbable qu'une partie ou la totalité des actifs d'impôts futurs ne sera pas matérialisée.

Résultat de base et dilué par action

Le résultat de base par action est calculé en fonction du nombre moyen pondéré d'actions participantes en circulation au cours de l'exercice.

Le résultat dilué par action est calculé en fonction du nombre moyen pondéré d'actions participantes en circulation au cours de l'exercice, plus l'effet des actions participantes potentielles dilutives en circulation au cours de l'exercice. Le calcul du résultat dilué par action est effectué selon la méthode du rachat d'actions comme si toutes les actions potentielles dilutives avaient été émises au plus tard au début de l'exercice ou à la date d'émission, selon le cas, et que les fonds en découlant avaient été utilisés pour acheter des actions participantes de la société à la valeur boursière moyenne des actions participantes au cours de l'exercice.

Nouvelles normes comptables

En septembre 2003, l'Institut Canadien des Comptables Agréés (« ICCA ») a modifié le chapitre 3870 « Rémunérations et autres paiements à base d'actions », qui s'applique aux exercices ouverts à compter du 1er janvier 2004. Les modifications apportées requièrent la comptabilisation d'une charge de rémunération dans les états financiers pour toutes formes de rémunérations à base d'actions consenties aux administrateurs, hauts dirigeants, salariés et non-salariés, incluant les options d'achat d'actions, au moyen d'une méthode fondée sur la juste valeur. La société a appliqué ces modifications de façon prospective depuis le 1er juin 2003. Pour l'exercice terminé le 31 mai 2003, la société était tenue de présenter des informations pro forma relativement à la perte et à la perte par action, comme si des charges de rémunération avaient été constatées dans les états financiers pour les options consenties en utilisant la méthode fondée sur la juste valeur (note 9).

En juillet 2003, l'ICCA a publié les chapitres 1100 et 1400 « Principes comptables généralement reconnus » et « Normes générales de présentation des états financiers ». Ces nouveaux chapitres définissent les principes comptables généralement reconnus (PCGR), établissent le degré d'autorité relative aux divers types de prises de position du Conseil des normes comptables de l'ICCA et clarifient le rôle de la pratique sectorielle dans l'établissement des PCGR. La société ne prévoit pas que l'adoption de ces nouvelles normes, le 1er juin 2004, aura des répercussions sur ses états financiers.

(expressed in Canadian dollars)

Government grants

Government grants are recorded as income when the company has reasonable assurance that it has complied and will continue to comply with all the conditions related to the grant. Grants related to working capital are included in earnings when the related expenses are incurred. Grants related to exploration costs are deducted from the related mining properties.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted or substantially enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Basic and diluted loss per share

Basic earnings per share are determined using the weighted average number of participating shares outstanding during the year.

Diluted earnings per share are determined using the weighted average number of participating shares outstanding during the year, plus the effects of dilutive potential participating shares outstanding during the year. The calculation of diluted earnings per share is made using the treasury stock method, as if all dilutive potential shares had been exercised at the later of the beginning of the year or the date of issuance, as the case may be, and that the funds obtained thereby be used to purchase participating shares of the company at the average market value of the participating shares during the year.

New accounting standards

In September 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2004. These amendments require that compensation costs arising from all types of stock-based payments granted to directors, executives, employees and non-employees, including stock options, be accounted for in the financial statements using the fair value-based method. The company has implemented these amendments prospectively since June 1, 2003. For the year ended May 31, 2003 the company was required to provide pro-forma disclosures relating to the loss and loss per share as if stock-based compensation costs had been recognized in the financial statements for options granted using the fair value-based method (note 9).

In July 2003, the CICA issued Sections 1100 and 1400 "Generally Accepted Accounting Principles" and "General Standards of Financial Statement Presentation". These new sections define generally accepted accounting principles (GAAP), establish the relative authority of various types of CICA Accounting Standards Board pronouncements and clarify the role of industry practice in setting GAAP. The company does not expect that the adoption of these new standards, on June 1, 2004, will have any impact on its financial statements.

(expressed in Canadian dollars)

3 PLACEMENTS TEMPORAIRES / 3 SHORT-TERM INVESTMENTS

Aux 31 mai / As at May 31,

	2004 $	2003 $	
Placements dans des sociétés ouvertes (valeur à la cote : 3 306 739 $; 3 318 738 $ en 2003)	2 939 646	3 318 738	Investments in public companies (quoted value: $3,306,739; $3,318,738 in 2003)
Obligations et autres titres, portant intérêt à des taux annuels variant de 1,9 % à 12,75 %, échéant entre juin 2004 et février 2035 (valeur à la cote : 9 626 974 $, 6 697 871 $ en 2003)	9 579 863	6 589 258	Bonds and other securities, bearing interest at annual rates ranging from 1.9% to 12.75%, maturing between June 2004 and February 2035 (quoted value: $9,626,974; $6,697,871 in 2003)
	12 519 509	9 907 996	

4 SOMMES À RECEVOIR / 4 AMOUNTS RECEIVABLE

Aux 31 mai / As at May 31,

	2004 $	2003 $	
Crédit d'impôt à recevoir pour les entreprises du secteur minier	1 487 023	1 231 886	Tax credit receivable for mining exploration companies
Crédit d'impôt à titre de droits miniers	862 079	905 216	Mining rights tax credit
Intérêt à recevoir	171 044	346 000	Interest receivable
Sommes à recevoir en vertu d'ententes avec des sociétés d'exploration minière	74 850	6 309	Amounts receivable under agreements with mining exploration companies
Taxes à la consommation à recevoir	298 878	174 084	Commodity taxes receivable
Crédit d'impôt relatif aux communications	-	40 000	*Tax credit related to communications*
Somme à recevoir en contrepartie de la vente d'un bien minier	-	24 000	Amount receivable in consideration of the sale of a mining property
Autres	15 560	716	Other
	2 909 434	2 728 211	

5 CHARGES PAYÉES D'AVANCE / 5 PREPAID EXPENSES

Aux 31 mai / As at May 31,

	2004 $	2003 $	
Frais payés d'avance concernant les relations avec les investisseurs	14 279	6 102	Prepaid expenses regarding investor relations
Permis	11 046	3 449	Licence
Autres	27 643	24 055	Other
	52 968	33 606	

6 PLACEMENT À LONG TERME / 6 LONG-TERM INVESTMENT

Aux 31 mai / As at May 31,

	Participation / Interest %	2004 $	2003 $	
Exploration Azimut Inc., société d'exploration minière ouverte, à la valeur comptable (valeur à la cote de 299 397 $; 129 799 $ en 2003)	9,04 (12,56 en / in 2003)	151 037	171 180	Azimut Exploration Inc., a public mining exploration company, at carrying value (quoted value of $299,397; $129,799 in 2003)

(expressed in Canadian dollars)

7 BIENS MINIERS / 7 MINING PROPERTIES

	Participation indivise / Undivided interest %	Solde au 1er juin 2003 / Balance as at June 1, 2003 $	Frais engagés / Costs incurred $	Paiements sur options, biens miniers abandonnés et vendus, crédit d'impôt, droits miniers et subventions / Option payments, mining properties abandoned and sold, tax credit, mining rights and grants $	Solde au 31 mai 2004 / Balance as at May 31, 2004 $	
Chute-des-Passes (438 claims)	50					Chute-des-Passes (438 claims)
Propriété minière		106 751	788	(8 400)	99 139	Mining property
Frais d'exploration		280 176	62 007	(52 324)	289 859	Exploration costs
		386 927	62 795	(60 724)	388 998	
La Grande Sud (1 permis et 172 claims)	100					La Grande Sud (1 permit and 172 claims)
Propriété minière		585 968	-	(3 750)	582 218	Mining property
Frais d'exploration		2 973 916	3 082	(20 597)	2 956 401	Exploration costs
		3 559 884	3 082	(24 347)	3 538 619	
Auclair (220 claims)	100					Auclair (220 claims)
Propriété minière		250 389	9 274	(13 451)	246 212	Mining property
Frais d'exploration		168 502	50	(8 754)	159 798	Exploration costs
		418 891	9 324	(22 205)	406 010	
Corvet Est (88 claims)	100					Corvet Est (88 claims)
Propriété minière		1 300	7 875	-	9 175	Mining property
Frais d'exploration		-	666 432	(321 677)	344 755	Exploration costs
		1 300	674 307	(321 677)	353 930	
Coulon (1 008 claims) (note 16)	100					Coulon (1,008 claims) (note 16)
Propriété minière		-	139 429	-	139 429	Mining property
Frais d'exploration		-	1 294 938	(608 819)	686 119	Exploration costs
		-	1 434 367	(608 819)	825 548	
Lac Gayot (4 permis et 109 claims)	50					Lac Gayot (4 permits and 109 claims)
Propriété minière		29 536	-	-	29 536	Mining property
Frais d'exploration		567 200	321 265	(155 528)	732 937	Exploration costs
		596 736	321 265	(155 528)	762 473	
(à reporter)		4 963 738	2 505 140	(1 193 300)	6 275 578	(forward)

(expressed in Canadian dollars)

	Participation indivise / Undivided interest %	Solde au 1er juin 2003 / Balance as at June 1, 2003 $	Frais engagés / Costs incurred $	Paiements sur options, biens miniers abandonnés et vendus, crédit d'impôt, droits miniers et subventions / Option payments, mining properties abandoned and sold, tax credit, mining rights and grants $	Solde au 31 mai 2004 / Balance as at May 31, 2004 $	
(reporté)		4 963 738	2 505 140	(1 193 300)	6 275 578	(brought forward)
Poste Lemoyne Extension (113 claims)	50					Poste Lemoyne Extension (113 claims)
Propriété minière		8 132	6 108	-	14 240	Mining property
Frais d'exploration		276 292	221 657	(83 244)	414 705	Exploration costs
		284 424	227 765	(83 244)	428 945	
Lac Noëlla (1 permis et 140 claims)	100					Lac Noëlla (1 permit and 140 claims)
Propriété minière		52 757	9 450	-	62 207	Mining property
Frais d'exploration		423 153	300 009	(100 340)	622 822	Exploration costs
		475 910	309 459	(100 340)	685 029	
Éléonore (337 claims)	100					Éléonore (337 claims)
Propriété minière		14 930	30 870	-	45 800	Mining property
Frais d'exploration		89 667	616 160	(278 351)	427 476	Exploration costs
		104 597	647 030	(278 351)	473 276	
Megatem (1 157 claims)	45					Megatem (1,157 claims)
Propriété minière		31 192	-	-	31 192	Mining property
Frais d'exploration		537 258	510 255	(244 615)	802 898	Exploration costs
		568 450	510 255	(244 615)	834 090	
Megatem III (499 claims)	49					Megatem III (499 claims)
Propriété minière		-	-	-	-	Mining property
Frais d'exploration		223 200	-	-	223 200	Exploration costs
		223 200	-	-	223 200	
Autres a) et b)	-					Others a) and b)
Propriétés minières		195 522	69 523	(34 679)	230 366	Mining properties
Frais d'exploration		482 512	55 495	(201 065)	336 942	Exploration costs
		678 034	125 018	(235 744)	567 308	
		7 298 353	4 324 667	(2 135 594)	9 487 426	

(expressed in Canadian dollars)

	Participation indivise / Undivided interest %	Solde au 1er juin 2002 / Balance as at June 1, 2002 $	Frais engagés / Costs incurred $	Paiements sur options, biens miniers abandonnés et vendus, crédit d'impôt, droits miniers et subventions / Option payments, mining properties abandoned and sold, tax credit, mining rights and grants $	Solde au 31 mai 2003 / Balance as at May 31, 2003 $	
Chute-des-Passes (476 claims)	50					Chute-des-Passes (476 claims)
Propriété minière		152 392	-	(45 641)	106 751	Mining property
Frais d'exploration		399 593	1 367	(120 784)	280 176	Exploration costs
		551 985	1 367	(166 425)	386 927	
La Grande Sud (2 permis et 43 claims)	100					La Grande Sud (2 permits and 43 claims)
Propriété minière		598 843	-	(12 875)	585 968	Mining property
Frais d'exploration		3 037 955	3 375	(67 414)	2 973 916	Exploration costs
		3 636 798	3 375	(80 289)	3 559 884	
Auclair (1 permis et 102 claims)	100					Auclair (1 permit and 102 claims)
Propriété minière		250 389	-	-	250 389	Mining property
Frais d'exploration		188 429	182	(20 109)	168 502	Exploration costs
		438 818	182	(20 109)	418 891	
Lac Gayot (4 permis et 109 claims)	100					Lac Gayot (4 permits and 109 claims)
Propriété minière		41 292	-	(11 756)	29 536	Mining property
Frais d'exploration		793 276	(2 000)	(224 076)	567 200	Exploration costs
		834 568	(2 000)	(235 832)	596 736	
Poste Lemoyne Extension (1 permis et 49 claims)	50					Poste Lemoyne Extension (1 permit and 49 claims)
Propriété minière		6 620	1 512	-	8 132	Mining property
Frais d'exploration		142 533	334 398	(200 639)	276 292	Exploration costs
		149 153	335 910	(200 639)	284 424	
(à reporter)		5 611 322	338 834	(703 294)	5 246 862	(forward)

Notes to Financial Statements
May 31, 2004, 2003 and 2002
(expressed in Canadian dollars)

	Participation indivise / Undivided interest %	Solde au 1er juin 2002 / Balance as at June 1, 2002 $	Frais engagés / Costs incurred $	Paiements sur options, biens miniers abandonnés et vendus, crédit d'impôt, droits miniers et subventions / Option payments, mining properties abandoned and sold, tax credit, mining rights and grants $	Solde au 31 mai 2003 / Balance as at May 31, 2003 $	
(reporté)		5 611 322	338 834	(703 294)	5 246 862	(brought forward)
Lac Noëlla (1 permis et 40 claims)	100					Lac Noëlla (1 permit and 40 claims)
Propriété minière		36 215	16 542	-	52 757	Mining property
Frais d'exploration		142 034	702 798	(421 679)	423 153	Exploration costs
		178 249	719 340	(421 679)	475 910	
Éléonore (125 claims)	100					Éléonore (125 claims)
Propriété minière		7 700	7 230	-	14 930	Mining property
Frais d'exploration		53 971	89 240	(53 544)	89 667	Exploration costs
		61 671	96 470	(53 544)	104 597	
Megatem (1 759 claims)	45					Megatem (1,759 claims)
Propriété minière		18 763	12 429	-	31 192	Mining property
Frais d'exploration		109 031	892 140	(463 913)	537 258	Exploration costs
		127 794	904 569	(463 913)	568 450	
Megatem III (228 claims)	49					Megatem III (228 claims)
Propriété minière		-	-	-	-	Mining property
Frais d'exploration		-	465 000	(241 800)	223 200	Exploration costs
		-	465 000	(241 800)	223 200	
Autres	-					Others
Propriétés minières		314 434	43 727	(161 339)	196 822	Mining properties
Frais d'exploration		931 461	233 539	(682 488)	482 512	Exploration costs
		1 245 895	277 266	(843 827)	679 334	
		7 224 931	2 801 479	(2 728 057)	7 298 353	

(expressed in Canadian dollars)

ÉTATS DES FRAIS D'EXPLORATION REPORTÉS / STATEMENTS OF DEFERRED EXPLORATION COSTS

Exercices terminés les 31 mai / Years Ended May 31,

	2004 $	2003 $	
Solde au début de l'exercice	7 298 353	7 224 931	**Balance – Beginning of year**
Dépenses engagées au cours de l'exercice			Expenses incurred during the year
Claims et permis	273 318	81 440	Claims and permits
Analyses	132 666	73 280	Analyses
Forage	1 227 765	866 968	Drilling
Géophysique	624 565	336 464	Geophysics
Géologie	322 840	215 089	Geology
Levés aériens	291 049	465 000	Airborne surveys
Décapage	65 779	53 541	Stripping
Transport	751 811	348 866	Transport
Dynamitage	141 606	38 135	Blasting
Salaires	421 372	270 988	Salaries
Hébergement	71 896	47 793	Accommodation
Géochimie	-	3 915	Geochemistry
	4 324 667	2 801 479	
Paiements sur options	-	(20 000)	Option payments
Subventions	(22 500)	(20 405)	Grants
Biens miniers abandonnés et vendus	(287 077)	(1 181 845)	Mining properties abandoned and sold
Crédit d'impôt et biens miniers	(1 826 017)	(1 505 807)	Tax credit and mining rights
	(2 135 594)	(2 728 057)	
Solde à la fin de l'exercice	9 487 426	7 298 353	**Balance – End of year**

a) Le 9 octobre 1996, Soquem Inc. (SOQUEM) a accordé à la société l'option d'acquérir une participation de 50 % dans la propriété Kogaluk en contrepartie de la réalisation de travaux d'exploration totalisant 1 000 000 $ au plus tard le 9 octobre 2005. Au 31 mai 2004, la société avait effectué des travaux d'exploration totalisant 681 923 $.

b) Le 1er mars 2004, la société a accordé à Matamec Exploration inc. l'option d'acquérir une participation de 50 % dans la propriété Apple en contrepartie des éléments suivants : i) réalisation de travaux d'exploration totalisant 50 000 $, 100 000 $, 150 000 $ et 150 000 $ aux première, deuxième, troisième et quatrième dates anniversaires de la présente convention; ii) lors de l'approbation de la présente convention, émission d'actions de la société totalisant respectivement 10 000 $, 10 000 $, 15 000 $ et 15 000 $ avant les première, deuxième, troisième et quatrième dates anniversaires de la présente convention.

a) On October 9, 1996, Soquem Inc. (SOQUEM) granted the company the option to acquire a 50% interest in the Kogaluk property in consideration of $1,000,000 in exploration work to be carried out no later than October 9, 2005. As at May 31, 2004, the company had spent $681,923 on exploration work.

b) On March 1, 2004, the company granted Matamec Exploration inc. the option to acquire a 50% interest in the Apple property in consideration of the following: i) the carrying-out of exploration work totalling $50,000, $100,000, $150,000 and $150,000 at the first, second, third and fourth anniversary dates of the present agreement; ii) upon the approval of the present agreement, the issuance of shares of the company totalling respectively $10,000, $10,000, $15,000 and $15,000 before the first, second, third and fourth anniversary dates of the present agreement.

(expressed in Canadian dollars)

8 CAPITAL SOCIAL / 8 SHARE CAPITAL

a) Variation du capital social émis et entièrement payé / a) Variation of issued and fully paid share capital

Aux 31 mai / As at May 31,

	2004 Nombre / Number	2004 Montant / Amount $	2003 Nombre / Number	2003 Montant / Amount $	2002 Nombre / Number	2002 Montant / Amount $	
Solde au début de l'exercice	30 701 686	45 060 060	28 724 619	42 910 042	27 362 370	41 125 655	Balance - Beginning of year
Placements privés	5 388 000	7 198 745 *	1 538 146	1 910 025	1 083 499	1 625 250	Private placements
Options d'achat d'actions exercées	382 562	276 597 **	438 921	283 363	253 750	150 650	Stock options exercised
Bons de souscription exercés	166 667	250 000	-	-	-	-	Warrants exercised
Émission d'actions pour l'acquisition de biens miniers	-	-	-	-	25 000	15 850	Issuance of shares for the acquisition of mining properties
	36 638 915	52 785 402	30 701 686	45 103 430	28 724 619	42 917 405	
Frais d'émission d'actions pour l'exercice	-	(626 136)	-	(43 370)	-	(7 363)	Share issue expenses for the year
Solde à la fin de l'exercice	36 638 915	52 159 266	30 701 686	45 060 060	28 724 619	42 910 042	Balance - End of year

* Pour l'exercice terminé le 31 mai 2004, les placements privés sont présentés déduction faite de la juste valeur des bons de souscription de 883 255 $.

** Incluant des options d'achat d'actions de 9 200 $ qui ont été comptabilisées dans les options d'achat d'actions en 2003.

* For the year ended May 31, 2004, private placements have been presented net of the fair value of warrants amounting to $883,255.

** Including stock options of $9,200 which have been accounted for in stock options in 2003.

(expressed in Canadian dollars)

b) Variation des bons de souscription

b) Variation of warrants

	2004		2003		2002		
	Nombre / Number	Prix de levée moyen pondéré / Weighted average exercise price $	Nombre / Number	Prix de levée moyen pondéré / Weighted average exercise price $	Nombre / Number	Prix de levée moyen pondéré / Weighted average exercise price $	
En circulation au début de l'exercice	1 037 180	1,66	83 333	1,95	-	-	Outstanding - Beginning of year
Octroyés	3 044 220 *	1,94	1 037 180	1,66	83 333	1,95	Granted
Exercés	(166 667)	1,50	-	-	-	-	Exercised
Échus	(716 667)	1,71	(83 333)	1,95	-	-	Matured
En circulation et exerçables à la fin de l'exercice	3 198 066	1,93	1 037 180	1,66	83 333	1,95	Outstanding and exercisable - End of year

* Ces bons de souscription ont été octroyés dans le cadre de placements privés aux détenteurs d'actions ordinaires. Ils sont présentés à leur juste valeur de 883 255 $, déterminée selon le modèle d'établissement du prix des options de Black et Scholes.

Le tableau suivant résume la date d'échéance des bons de souscription en circulation
- 153 846 bons de souscription à 1,60 $ expirent en août 2004;
- 2 694 000 bons de souscription à 2,00 $ expirent en mai 2005;
- 350 220 bons de souscription à 1,50 $ expirent en mai 2005.

* These warrants were granted under private placements. They have been recorded at their fair value of $883,255 which was determined using the Black-Scholes option valuation model.

The following table summarizes the expiry date of outstanding and exercisable warrants:
- 153,846 warrants at $1.60 expire in August 2004;
- 2,694,000 warrants at $2.00 expire in May 2005;
- 350,220 warrants at $1.50 expire in May 2005.

(expressed in Canadian dollars)

9 RÉGIME D'OPTIONS D'ACHAT D'ACTIONS

La société a établi un régime d'options d'achat d'actions en vertu duquel des employés clés, dirigeants, administrateurs et fournisseurs peuvent se voir octroyer des options d'achat d'actions de la société. Un maximum de 6 480 842 options d'achat d'actions peuvent ainsi être octroyées (maximum de 5 % du nombre d'actions ordinaires en circulation en faveur d'une seule personne).

Les options sont exerçables sur une période maximale de dix ans après la date de l'octroi. Les options sont acquises lors de leur octroi.

Les tableaux suivants présentent les changements survenus à l'égard des options d'achat d'actions depuis le 1er juin 2001 et résument l'information relative aux options d'achat d'actions à prix fixes en circulation et exerçables au 31 mai :

9 STOCK OPTION PLAN

The company established a stock option plan under which certain key employees, managers, directors and suppliers may be granted stock options for shares of the company. A maximum of 6,480,842 stock options (maximum of 5% of the number of common shares outstanding in favour of one person) may be granted.

Options granted expire after a maximum of ten years following the granting date. There is no vesting period.

The following tables present the stock option activity since June 1, 2001 and summarize information about fixed stock options outstanding and exercisable as at May 31:

	2004		2003		2002		
	Nombre Number	Prix de levée moyen pondéré Weighted average exercise price $	Nombre Number	Prix de levée moyen pondéré Weighted average exercise price $	Nombre Number	Prix de levée moyen pondéré Weighted average exercise price $	
En circulation au début de l'exercice	3 977 682	0,72	4 294 782	1,54	3 829 032	1,89	Outstanding - Beginning of year
Diminution du prix d'exercice *	-	-	-	(0,80)	-	(0,25)	Decrease in exercise price *
Exercées	(382 562)	0,69	(438 921)	0,65	(253 750)	0,59	Exercised
Octroyées	254 500	1,16	229 000	0,88	722 000	0,68	Granted
Échues ou annulées	(1 099 679)**	0,71	(107 179)	2,18	(2 500)	1,25	Matured or cancelled
En circulation et exerçables à la fin de l'exercice	2 749 941	0,77	3 977 682	0,72	4 294 782	1,54	Outstanding and exercisable - End of year

* Au cours de l'exercice terminé le 31 mai 2003, le prix d'exercice de certaines options octroyées antérieurement aux dirigeants, aux administrateurs et aux fournisseurs (octroyées seulement aux employés clés et fournisseurs pour l'exercice terminé le 31 mai 2002) a été réduit à 0,71 $.

** Au cours de l'exercice terminé le 31 mai 2004, la société a annulé 1 074 679 options d'achat d'actions pour une contrepartie en espèces de 53 734 $ (prix unitaire de 0,05 $), laquelle a été inscrite au déficit.

* During the year ended May 31, 2003, the exercise price of some options previously issued to managers, directors and suppliers (only issued to key employees and suppliers for the year ended May 31, 2002) has been decreased to $0.71.

** During the year ended May 31, 2004, the company cancelled 1,074,679 stock options for a cash consideration of $53,734 (unit price of $0.05), which has been included in the statements of deficit.

Prix de levée / Exercise price	Options en circulation et exerçables au 31 mai 2004 Options outstanding and exercisable as at May 31, 2004	Moyenne pondérée de la période résiduelle de levée (années) Weighted average remaining contractual life (years)	Prix de levée moyen pondéré Weighted average exercise price $
0,43 $ à / to 0,90 $	2 618 441	4,36	0,73
1,25 $ à / to 1,42 $	131 500	9,56	1,42
	2 749 941		0,77

(expressed in Canadian dollars)

Comptabilisation du régime d'intéressement au capital

La juste valeur des options octroyées pour les exercices terminés les 31 mai 2004 et 2003 a été estimée selon le modèle d'établissement du prix des options de Black et Scholes à partir des hypothèses suivantes :

	2004	2003
Taux d'intérêt sans risque	3,98 %	4,14 %
Volatilité prévue	54 %	55 %
Taux de rendement des actions	Zéro	Zéro
Moyenne pondérée de la durée de vie prévue	66 mois	60 mois

La moyenne pondérée de la juste valeur des options octroyées s'élève à 0,62 $ (0,43 $ en 2003).

Le modèle d'établissement du prix des options de Black et Scholes a été élaboré pour estimer la juste valeur des options négociées qui ne comportent aucune restriction quant à l'acquisition et qui sont entièrement cessibles. En outre, selon les modèles d'établissement du prix des options, il faut tenir compte d'hypothèses très subjectives, dont la volatilité prévue du prix des actions. Puisque les caractéristiques des options d'achat d'actions à l'intention des employés clés, dirigeants et administrateurs sont considérablement différentes de celles des options négociées, et puisque des modifications aux hypothèses subjectives peuvent toucher grandement les estimations de la juste valeur, la direction juge que les modèles existants ne constituent pas nécessairement une mesure exacte de la juste valeur des options d'achat d'actions à l'intention des employés clés, dirigeants et administrateurs.

La juste valeur des options d'achat d'actions octroyées au cours de l'exercice s'élève à 158 099 $ (102 340 $ en 2003) dont un montant de 158 099 $ (65 540 $ en 2003), représentant la juste valeur des options octroyées, a été inscrite à l'état des résultats sous les rubriques « Honoraires professionnels », « Loyer et frais de bureau » et « Frais d'exploration généraux » et dans les capitaux propres sous la rubrique « Options d'achat d'actions ».

Pour l'exercice terminé le 31 mai 2003, si la méthode fondée sur la juste valeur avait été utilisée pour comptabiliser la charge de rémunération liée aux options d'achat d'actions octroyées aux employés clés, aux dirigeants et aux administrateurs, la perte et la perte par action connexe seraient les suivantes :

	$
Perte pro forma pour l'exercice	1 577 188
Perte de base et diluée pro forma par action	0,057

La perte pro forma ne tient pas compte de l'effet des attributions consenties avant le 1er juin 2002.

Accounting for the stock-based compensation plan

The fair value of options granted for the years ended May 31, 2004 and 2003 was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2004	2003
Risk-free interest rate	3.98%	4.14%
Expected volatility	54%	55%
Dividend yield	Nil	Nil
Weighted average expected life	66 months	60 months

The weighted average fair value of each option granted amounts to $0.62 ($0.43 in 2003).

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions, and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options granted to key employees, managers and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide an accurate single measure of the fair value of stock options granted to key employees, managers and directors.

The fair value of stock options granted during the year amounts to $158,099 ($102,340 in 2003) of which an amount of $158,099 ($65,540 in 2003), representing the fair value of options granted, has been included in the statements of earnings under the items "Professional fees", "Rent and office expenses" and "General exploration costs" and in Shareholders' Equity under the item "Stock options".

For the year ended May 31, 2003, if the fair value based method had been used to account for stock-based compensation costs related to stock options granted to key employees, managers and directors, the loss and related loss per share would be as follows:

	$
Pro-forma loss for the year	1 577 188
Pro-forma basic and diluted loss per share	0.057

The pro-forma loss does not consider the impact of awards granted before June 1, 2002.

(expressed in Canadian dollars)

10 FLUX DE TRÉSORERIE / 10 STATEMENTS OF CASH FLOWS

a) Variation nette des éléments hors caisse du fonds de roulement / a) Net change in non-cash working capital items

Exercices terminés les 31 mai / Years Ended May 31,

	2004 $	2003 $	2002 $	
Impôts sur les bénéfices à recouvrer	(13 694)	3 340	6 828	Income taxes recoverable
Sommes à recevoir	1 644 794	2 128 767	(2 022 073)	Amounts receivable
Charges payées d'avance	(19 362)	4 234	172 636	Prepaid expenses
Comptes créditeurs et charges	(397 551)	(283 417)	(326 465)	Accounts payable and accrued liabilities
	1 214 187	1 852 924	(2 169 074)	

b) Éléments sans incidence sur les espèces et quasi-espèces liées aux activités de financement et d'investissement / b) Items not affecting cash and cash equivalents related to financing and investing activities

Exercices terminés les 31 mai / Years Ended May 31,

	2004 $	2003 $	2002 $	
Placements temporaires transférés dans les placements à long terme	-	-	405 611	Short-term investments transferred in long-term investments
Placements à long terme transférés dans les placements temporaires	20 143	828 087	-	Long-term investments transferred in short-term investments
Crédit d'impôt et droits miniers à recevoir relativement à des frais d'exploration comptabilisés en réduction de biens miniers	1 826 017	1 505 807	565 911	Tax credit and mining rights receivable related to exploration costs applied against mining properties
Émission d'actions pour l'acquisition de biens miniers	-	-	15 850	Shares issued for the acquisition of mining properties
Somme à recevoir en contrepartie de la vente d'un bien minier	-	24 000	-	Amount receivable in consideration of the sale of a mining property
Acquisition de biens miniers incluse dans les comptes créditeurs et charges	886 142	372 281	480 600	Acquisition of mining properties included in accounts payable and accrued liabilities
Options d'achat d'actions exercées et incluses dans le capital social	9 200	-	-	Stock options exercised and included in share capital

(expressed in Canadian dollars)

11 OPÉRATIONS ENTRE PARTIES APPARENTÉES / 11 RELATED PARTY TRANSACTIONS

La société a effectué les opérations suivantes avec des sociétés détenues par des administrateurs et des cadres supérieurs :

The company entered into the following transactions with companies owned by directors and executive officers:

Exercices terminés les 31 mai / Years Ended May 31,

	2004 $	2003 $	2002 $	
Dépenses capitalisées dans des biens miniers	277 428	285 711	238 559	Expenses capitalized in mining properties
Achat d'équipement de bureau	4 000	-	-	Purchase of office equipment
Honoraires de gestion	216 080	144 792	200 090	Management fees
Loyer et frais de bureau	478 150	470 836	413 551	Rent and office expenses
Honoraires professionnels	2 500	2 500	2 500	Professional fees
Frais d'exploration généraux	119 780	78 320	112 216	General exploration costs
	1 097 938	982 159	966 916	

Ces opérations ont eu lieu dans le cours normal des activités et ont été mesurées à la valeur d'échange qui représente le montant de la contrepartie établie et acceptée par les parties apparentées.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12 IMPÔTS SUR LES BÉNÉFICES / 12 INCOME TAXES

Le rapprochement de la charge d'impôts sur les bénéfices, calculée selon le taux d'imposition statutaire combiné fédéral et provincial du Québec, avec la charge d'impôts sur les bénéfices figurant dans les états financiers se détaille comme suit :

The reconciliation of the income tax expense calculated using the combined federal and Quebec provincial statutory tax rate to the income tax expense per the financial statements is as follows:

	2004 $	2003 $	2002 $	
Perte avant impôts	(225 214)	(1 518 626)	(2 374 407)	Loss before income taxes
Taux d'imposition combiné fédéral et provincial de 36,58 % (35,16 % en 2003 et 35,16 % en 2002)	(82 000)	(534 000)	(835 000)	Combined federal and provincial income tax at 36.58% (35.16% in 2003 and 35.16% in 2002)
Impôt des grandes sociétés	-	21 762	12 740	Large corporation tax
Renonciation à la déduction fiscale liée aux frais d'exploration	-	-	62 000	Renunciation of the tax deduction related to exploration costs
Expiration de pertes d'exploitation reportées	317 000	277 000	217 000	Expiry of operating losses carried forward
Frais d'émission d'actions sans incidence sur les résultats	(53 000)	(8 000)	12 000	Share issue expenses not affecting earnings
Crédits d'impôt non imposables	(41 000)	(50 000)	(138 000)	Non-taxable tax credits
Partie du gain en capital non imposable	(91 000)	(32 000)	(73 000)	Non-taxable portion of capital gain
Autres	87 000	76 000	111 000	Others
Variation de la provision pour moins-value	(137 000)	271 000	644 000	Change in valuation allowance
Impôts sur les bénéfices	-	21 762	12 740	Income taxes

(expressed in Canadian dollars)

La société bénéficie des avantages fiscaux suivants, lesquels n'ont pas été inscrits dans les états financiers au 31 mai 2004.

Aux 31 mai 2004, 2003 et 2002, la société a accumulé, aux fins de l'impôt fédéral et provincial, des pertes autres que des pertes en capital qui peuvent être portées en diminution du revenu imposable d'exercices futurs et qui expirent comme suit :

The company is entitled to the following tax benefits, which were not accounted for in the financial statements as at May 31, 2004.

As at May 31, 2004, 2003 and 2002, the company has accumulated, for federal and provincial income tax purposes, non-capital losses which can be applied against future years' taxable income and which will expire as follows:

	2004 $	2003 $	2002 $
2011	164 000	-	-
2010	129 000	129 000	-
2007	204 000	204 000	204 000
2006	364 000	364 000	364 000
2005	798 000	798 000	798 000
2004	-	868 000	868 000
2003	-	-	785 000
	1 659 000	2 363 000	3 019 000

La valeur fiscale des biens miniers excède la valeur comptable d'environ 7 653 000 $ au fédéral (6 660 000 $ en 2003 et 5 338 000 $ en 2002) et 14 862 000 $ au provincial (14 290 000 $ en 2003 et 11 445 000 $ en 2002). La différence entre la valeur fiscale et les montants capitalisés aux états financiers découle principalement de la renonciation par la société en faveur des investisseurs aux déductions relatives aux frais d'exploration payés au moyen de financements accréditifs, au crédit d'impôt à titre de droits miniers qui n'est pas imposable de même que des radiations comptables de biens miniers.

La portion non amortie du coût en capital aux fins de l'impôt fédéral et provincial est supérieure de 57 000 $ (55 000 $ en 2003 et 53 000 $ en 2002) à la valeur comptable nette des immobilisations corporelles. De plus, pour l'exercice courant, la valeur fiscale des placements temporaires équivaut à la valeur comptable; la valeur fiscale des placements temporaires excédait la valeur comptable d'environ 276 000 $ en 2003 et 9 000 $ en 2002.

La valeur fiscale du placement à long terme excède la valeur comptable nette d'environ 190 000 $ en 2004, 214 000 $ en 2003 et 214 000 $ en 2002.

Le solde non amorti, aux fins fiscales, des frais d'émission d'actions totalise 537 000 $ (55 000 $ en 2003 et 32 000 $ en 2002) et sera déductible au cours des quatre prochains exercices.

The tax value of mining properties exceeds the carrying value by approximately $7,653,000 at the federal level ($6,660,000 in 2003 and $5,338,000 in 2002) and $14,862,000 at the provincial level ($14,290,000 in 2003 and $11,445,000 in 2002). The difference between the tax value and the amounts capitalized in the financial statements mainly results from the renunciation by the company in favour of investors of the deductions related to exploration costs paid through flow-through share financings, of the non-taxable mining rights tax credit as well as from writeoffs of mining properties.

The unamortized balance of capital cost for federal and provincial income tax purposes exceeds the net carrying value of property, plant and equipment by $57,000 ($55,000 in 2003 and $53,000 in 2002). Furthermore, for the current year, the tax value of short-term investments is equivalent to the carrying value; the tax value of short-term investments exceeded the carrying value by approximately $276,000 in 2003 and $9,000 in 2002.

The tax value of the long-term investment exceeds the net carrying value by approximately $190,000 in 2004, $214,000 in 2003 and $214,000 in 2002.

The unamortized balance, for income tax purposes, of share issue expenses amounts to $537,000 ($55,000 in 2003 and $32,000 in 2002) and will be deductible during the next four years.

(expressed in Canadian dollars)

13 PERTE PAR ACTION

Pour les exercices terminés les 31 mai 2004, 2003 et 2002, il n'y avait aucune différence entre la perte de base et diluée par action étant donné que l'effet dilutif des options d'achat d'actions et des bons de souscription n'a pas été inclus lors du calcul, sans quoi l'effet aurait été anti-dilutif. Par conséquent, la perte diluée par action pour ces exercices a été calculée d'après le nombre moyen pondéré de base d'actions en circulation (33 784 997 en 2004, 29 886 356 en 2003 et 27 543 378 en 2002).

13 LOSS PER SHARE

For the years ended May 31, 2004, 2003 and 2002, the diluted loss per share was the same as the basic loss per share since the dilutive effect of stock options and warrants was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted loss per share for those years was calculated using the basic weighted average number of shares outstanding (33,784,997 in 2004, 29,886,356 in 2003 and 27,543,378 in 2002).

Exercices terminés les 31 mai / Years Ended May 31,

	2004	2003	2002	
Nombre moyen pondéré de base d'actions en circulation	33 784 997	29 886 356	27 543 378	Basic weighted average number of shares outstanding
Options d'achat d'actions	1 243 648	1 433 397	254 929	Stock options
Nombre moyen pondéré dilué d'actions en circulation	35 028 645	31 319 753	27 798 307	Diluted weighted average number of shares outstanding
Éléments exclus du calcul de la perte diluée par action puisque leur prix d'exercice était supérieur à la valeur à la cote moyenne des actions ordinaires				Items excluded from the calculation of diluted loss per share because the exercise price was greater than the average market price of the common shares
Options d'achat d'actions	129 500	2 000	2 235 447	Stock options
Bons de souscription	3 198 066	1 037 180	83 333	Warrants

14 ENGAGEMENTS

Le montant total des engagements de la société en vertu d'un bail d'exploitation à long terme s'élève à 38 592 $ en 2005 et à 9 648 $ en 2006.

14 COMMITMENTS

The company's aggregate commitments under a long-term operating lease agreement amount to $38,592 in 2005 and $9,648 in 2006.

15 INSTRUMENTS FINANCIERS

Juste valeur

Les espèces et quasi-espèces, les sommes à recevoir, les fonds réservés à l'exploration ainsi que les comptes créditeurs et charges sont des instruments financiers dont la juste valeur se rapproche de leur valeur comptable en raison de leur échéance à court terme ou des taux courants du marché.

La juste valeur des placements temporaires, établie d'après la valeur à la cote, s'élève à 12 933 713 $ et 10 016 609 $ aux 31 mai 2004 et 2003 respectivement. La juste valeur des fonds réservés à l'exploration, établie d'après la valeur à la cote, s'élève à 4 644 221 $ et 242 859 $ aux 31 mai 2004 et 2003 respectivement.

15 FINANCIAL INSTRUMENTS

Fair value

Cash and cash equivalents, amounts receivable, exploration funds and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity or to current market rates.

The fair value of short-term investments, determined based on market value, amounts to $12,933,713 and $10,016,609 as at May 31, 2004 and 2003, respectively. The fair value of exploration funds, determined based on market value, amounts to $4,644,221 and $242,859 as at May 31, 2004 and 2003, respectively.

Risque de taux d'intérêt

Aux 31 mai 2004 et 2003, l'exposition de la société au risque de taux d'intérêt se résume comme suit :

Espèces et quasi-espèces	Taux d'intérêt variable
Placements temporaires	*Tel que décrit à la note 3*
Sommes à recevoir	Sans intérêt
Fonds réservés à l'exploration	Taux d'intérêt variable
Comptes créditeurs et charges	Sans intérêt

16 ÉVÉNEMENT SUBSÉQUENT

En juin 2004, la société a accordé à Noranda inc. l'option d'acquérir une participation de 50 % dans la propriété Coulon en contrepartie des éléments suivants : i) une contrepartie en espèces de 30 000 $ à la signature de la convention et des versements en espèces de 50 000 $, 50 000 $, 50 000 $ et 70 000 $ au plus tard les 1er juin 2005, 2006, 2007 et 2008 respectivement; ii) la réalisation de travaux d'exploration totalisant 1 000 000 $ par année au plus tard les 1er juin 2005, 2006, 2007, 2008 et 2009 respectivement et 1 500 000 $ par année au plus tard les 1er juin 2010 et 2011 respectivement.

17 CHIFFRES CORRESPONDANTS

Certains postes de l'exercice précédent ont fait l'objet d'un nouveau classement afin qu'ils soient conformes à la présentation de l'exercice courant.

18 PRINCIPES COMPTABLES GÉNÉRALEMENT RECONNUS AUX ÉTATS-UNIS (PCGR AUX ÉTATS-UNIS)

Les états financiers ont été préparés conformément aux principes comptables généralement reconnus (PCGR) au Canada qui, pour certains éléments, diffèrent des PCGR aux États-Unis.

Conformément aux PCGR aux États-Unis, des informations supplémentaires sont présentées dans les états financiers et les notes afférentes. De plus, les conventions énumérées ci-dessous identifient les principales différences entre les PCGR au Canada et aux États-Unis ainsi que les informations à fournir en vertu des PCGR aux États-Unis.

Biens miniers

En vertu des PCGR aux États-Unis, le coût d'acquisition des biens miniers et les frais d'exploration engagés sont imputés aux résultats dans l'exercice au cours duquel ils sont engagés.

(expressed in Canadian dollars)

Interest rate risk

As at May 31, 2004 and 2003, the company's exposure to interest rate risk is summarized as follows:

Cash and cash equivalents	Variable interest rate
Short-term investments	As described in note 3
Amounts receivable	Non-interest bearing
Exploration funds	Variable interest rate
Accounts payable and accrued liabilities	Non-interest bearing

16 SUBSEQUENT EVENT

In June 2004, the company granted Noranda inc. the option to acquire a 50% interest in the Coulon property in consideration of the following: i) cash consideration of $30,000 upon the signing of the agreement and cash payments of $50,000, $50,000, $50,000 and $70,000 at the latest on June 1, 2005, 2006, 2007 and 2008, respectively; ii) the carrying-out of exploration work totalling $1,000,000 per annum at the latest on June 1, 2005, 2006, 2007, 2008 and 2009, respectively, and $1,500,000 per annum at the latest on June 1, 2010 and 2011, respectively.

17 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year presentation.

18 UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

The financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which differ, in certain respects, from U.S. GAAP.

Additional disclosures required under U.S. GAAP have been provided in the accompanying financial statements and notes. In addition, the following summarizes differences between Canadian and U.S. GAAP and other required disclosures under U.S. GAAP.

Mining properties

Under U.S. GAAP, the acquisition cost of mining properties and exploration costs incurred are expensed in the year in which they are incurred.

Placements temporaires

En vertu des PCGR aux États-Unis, les placements temporaires seraient classés comme des titres destinés à la vente. Par conséquent, ces titres seraient comptabilisés à leur juste valeur, et tout gain ou toute perte de détention non réalisé(e) à la date du bilan serait inscrit(e) au poste « autre perte globale », déduction faite des impôts sur les bénéfices. En vertu des PCGR au Canada, les placements temporaires sont comptabilisés au moindre du coût et de la valeur marchande. Les gains ou pertes sont déterminés selon la méthode du coût d'achat réel pour les dépôts à terme et selon la méthode du coût moyen pour les actions.

Régime de rémunération à base d'actions

Jusqu'au 31 mai 2003, la société comptabilisait les charges liées au régime de rémunération à base d'actions selon la méthode de la valeur intrinsèque, conformément à l'APB 25. Aucune charge n'a été inscrite au titre des options d'achat d'actions, étant donné qu'elles ont été octroyées au cours du marché à la date de l'octroi et que, par conséquent, elles n'ont pas de valeur intrinsèque. Le 1er juin 2003, la société a adopté le Statement of Financial Accounting Standard (SFAS) 123, pour laquelle elle applique les dispositions transitoires de manière prospective. Le SFAS 123 stipule que toute rémunération à base d'actions, y compris les options d'achat d'actions, doit être comptabilisée à la juste valeur. Conformément aux dispositions transitoires, toute nouvelle attribution consentie aux employés le 1er juin 2003 ou par la suite est comptabilisée à la juste valeur. Les attributions en circulation au 31 mai 2003 continuent d'être comptabilisées conformément à l'APB 25, à moins d'avoir été modifiées par la suite. La juste valeur des attributions est évaluée selon le modèle Black et Scholes d'établissement du prix des options, et les charges de rémunération sont constatées dans les résultats sur la durée de la période de service requise. La société fournit les informations pro forma supplémentaires requises en vertu du SFAS 123 pour les options d'achat d'actions octroyées avant l'adoption de cette norme.

Actions accréditives

Il n'y a aucune différence entre les PCGR aux États-Unis et les PCGR au Canada puisque, jusqu'à maintenant, la société a émis ce type d'actions sans aucune prime ou escompte. Lors de la renonciation, le crédit d'impôt reporté serait imputé aux résultats en vertu des PCGR aux États-Unis mais un montant équivalent serait également débité de la provision pour moins-value pour être crédité aux résultats; par conséquent, il n'y aurait aucune répercussion nette sur les résultats selon les PCGR aux États-Unis.

Nouvelle convention comptable

En décembre 2003, le FIN 46 « Consolidation of Variable Interest Entities » a été modifié en vue de clarifier certains aspects du FIN 46 et de permettre à certaines entités d'être exemptées des exigences du FIN 46. L'adoption de cette nouvelle norme n'a eu aucune répercussion sur les états financiers de la société.

(expressed in Canadian dollars)

Short-term investments

Under U.S. GAAP, the short-term investments would be classified as "available for sale" securities. Consequently, these securities would be carried at fair value, with any unrealized holding gains or losses at each balance sheet date being reflected in other comprehensive loss on a net-of-tax basis. Under Canadian GAAP, short-term investments are carried at the lower of cost and market value. Gains or losses are determined using the specific identification method for term deposits and the average cost method for shares.

Stock-based compensation

Through May 31, 2003, the company accounted for its stock-based compensation plan under the intrinsic value method in accordance with APB 25. No expense was recognized for stock options as they were granted at the market price on the grant date and, therefore they have no intrinsic value. Effective June 1, 2003, the company has adopted Statement of Financial Accounting Standard ("SFAS") 123 using the prospective transition method. SFAS 123 requires all stock-based compensation awards, including stock options, to be accounted for at fair value. Under this prospective transition method, all new awards granted to employees on or after June 1, 2003 are accounted for at fair value. Awards outstanding as of May 31, 2003, if not subsequently modified, continue to be accounted for under APB 25. Fair value is based on a Black-Scholes valuation model with compensation costs recognized in earnings over the required service period. The company provides additional pro-forma disclosures as required under SFAS 123 for stock options granted before the adoption of this standard.

Flow-through shares

There is no difference between U.S. GAAP and Canadian GAAP because that, to date, the company has issued such shares without any premium or discount. Upon renunciation, the required deferred tax credit would be a charge to earnings under U.S. GAAP but then there would also be a release of an equal amount of the valuation allowance which would be credited to earnings; so there would be no net effect on U.S. GAAP earnings.

New accounting standard

In December 2003, FIN 46 "Consolidation of Variable Interest Entities" was revised to clarify certain aspects of FIN 46 and provide certain entities with exemptions from the requirements of FIN 46. The adoption of this new standard had no impact on the company's financial statements.

(expressed in Canadian dollars)

Rapprochement de la perte nette conformément aux PCGR aux États-Unis / **Reconciliation of net loss to conform with U.S. GAAP**

Exercices terminés les 31 mai / Years Ended May 31,

	2004 $	2003 $	2002 $	
Perte nette pour l'exercice selon les PCGR au Canada	225 214	1 540 388	2 386 956	Net loss for the year in accordance with Canadian GAAP
Biens miniers	2 189 073	73 422	(421 367)	Mining properties
Options d'achat d'actions octroyées aux non-salariés et réévaluation du prix d'exercice	83 370	479 125	673 340	Stock options granted to non-employees and repricing
Perte nette pour l'exercice selon les PCGR aux États-Unis	2 497 657	2 092 935	2 638 929	Net loss for the year in accordance with U.S. GAAP
Autre perte globale				Other comprehensive loss
Pertes (gains) réalisées(és) et non réalisées(és) sur les placements temporaires et les fonds réservés à l'exploration	(320 908)	124 018	100 844	Realized and unrealized (gains) losses on short-term investments and exploration funds
Pertes (gains) non réalisées(és) sur le placement à long terme	(189 741)	(181 930)	305 433	Unrealized losses (gains) on long-term investment
Perte globale	1 987 008	2 035 023	3 045 206	Comprehensive loss
Perte nette de base et diluée par action selon les PCGR aux États-Unis	0,074	0,070	0,096	Basic and diluted net loss per share in accordance with U.S. GAAP
Nombre moyen pondéré de base et dilué d'actions émises et en circulation selon les PCGR aux États-Unis	33 784 997	29 886 356	27 543 378	Basic and diluted weighted average number of shares issued and outstanding in accordance with U.S. GAAP

(expressed in Canadian dollars)

Par suite des ajustements susmentionnés à la perte nette, les écarts relatifs aux capitaux propres selon les PCGR aux États-Unis se détaillent comme suit :

As a result of the above adjustments to net loss, differences with respect to the shareholders' equity under U.S. GAAP are as follows:

	Aux 31 mai / As at May 31, 2004 $	2003 $	
Capital social			Share capital
Capital social selon les PCGR au Canada	52 159 266	45 060 060	Share capital in accordance with Canadian GAAP
Options d'achat d'actions	214 439	65 540	Stock options
Bons de souscription	883 255	-	Warrants
Coûts du régime d'options d'achat d'actions	1 632 946	2 253 332	Stock-based compensation costs
Capital social selon les PCGR aux États-Unis	54 889 906	47 378 932	Share capital in accordance with U.S. GAAP
Surplus d'apport			Contributed surplus
Surplus d'apport selon les PCGR au Canada	-	-	Contributed surplus in accordance with Canadian GAAP
Options d'achat d'actions annulées	703 756	-	Stock options cancelled
Surplus d'apport selon les PCGR aux États-Unis	703 756	-	Contributed surplus in accordance with U.S. GAAP
Déficit cumulé			Accumulated deficit
Déficit selon les PCGR au Canada	24 525 543	24 246 595	Deficit in accordance with Canadian GAAP
Biens miniers	9 487 426	7 298 353	Mining properties
Coûts du régime d'options d'achat d'actions	2 336 702	2 253 332	Stock-based compensation costs
Déficit selon les PCGR aux États-Unis	36 349 671	33 798 280	Deficit in accordance with U.S. GAAP
Autre revenu global cumulé			Other accumulated comprehensive income
Gains non réalisés sur les placements temporaires et les fonds réservés à l'exploration			Unrealized gains on short-term investments and exploration funds
Solde au début de l'exercice	108 613	232 631	Balance - Beginning of year
Gains et (pertes) réalisé(e)s et non réalisé(e)s survenu(e)s au cours de l'exercice	320 908	(124 018)	Realized and unrealized gains and (losses) arising during the year
Solde à la fin de l'exercice	429 521	108 613	Balance - End of year
Pertes non réalisées sur le placement à long terme			Unrealized losses on long-term investment
Solde au début de l'exercice	(41 381)	(223 311)	Balance - Beginning of year
Gains non réalisés survenus au cours de l'exercice	189 741	181 930	Unrealized gains arising during the year
Solde à la fin de l'exercice	148 360	(41 381)	Balance - End of year
Autre revenu global cumulé	577 881	67 232	Other accumulated comprehensive income

(expressed in Canadian dollars)

BILANS / BALANCE SHEETS

	Aux 31 mai / As at May 31, 2004 $	2003 $	
Actif à court terme			Current assets
Espèces et quasi-espèces	-	1 197 687	Cash and cash equivalents
Placements temporaires	12 933 713	10 016 609	Short-term investments
Impôts sur les bénéfices à recouvrer	13 694	-	Income taxes recoverable
Sommes à recevoir	2 909 434	2 728 211	Amounts receivable
Charges payées d'avance	52 968	33 606	Prepaid expenses
	15 909 809	13 976 113	
Dépôts sur frais d'exploration	150 000	-	Deposit on exploration costs
Fonds réservés à l'exploration	4 644 221	242 859	Exploration funds
Placement à long terme	299 397	129 799	Long-term investment
Équipement de bureau	12 676	5 484	Office equipment
Frais de développement d'un site Web	4 556	3 825	Web site development expenses
	21 020 659	14 358 080	
Passif à court terme			Current liabilities
Comptes créditeurs et charges			Accounts payable and accrued liabilities
Sociétés apparentées	133 160	63 270	Related companies
Autres	1 065 627	646 926	Others
	1 198 787	710 196	
Capitaux propres			Shareholders' Equity
Capital social	54 889 906	47 378 932	Share capital
Surplus d'apport	703 756	-	Contributed surplus
Déficit	(36 349 671)	(33 798 280)	Deficit
Autre revenu global cumulé	577 881	67 232	Other accumulated comprehensive income
	19 821 872	13 647 884	
	21 020 659	14 358 080	

(expressed in Canadian dollars)

ÉTATS DES FLUX DE TRÉSORERIE / STATEMENTS OF CASH FLOWS

	Exercices terminés les 31 mai / Years Ended May 31,			
	2004 $	2003 $	2002 $	
Activités d'exploitation	(2 352 770)	(578 262)	(4 446 590)	Operating activities
Activités de financement	7 919 527	2 150 018	1 768 537	Financing activities
Activités d'investissement	(6 764 444)	(797 278)	396 745	Investing activities
Augmentation (diminution) des espèces et quasi-espèces	(1 197 687)	774 478	(2 281 308)	Increase (decrease) in cash and cash equivalents
Espèces et quasi-espèces au début de l'exercice	1 197 687	423 209	2 704 517	Cash and cash equivalents - Beginning of year
Espèces et quasi-espèces à la fin de l'exercice	-	1 197 687	423 209	Cash and cash equivalents - End of year

ÉTATS DES RÉSULTATS / STATEMENTS OF EARNINGS

	Exercices terminés les 31 mai / Years Ended May 31,			
	2004 $	2003 $	2002 $	
Produits	1 069 245	1 033 147	964 844	Revenues
Charges	3 566 902	3 104 320	3 591 224	Expenses
Perte pour l'exercice avant les impôts sur les bénéfices et la quote-part dans le bénéfice net de Société Minière Orcapital Inc.	(2 497 657)	(2 071 173)	(2 626 380)	Loss for the year before income taxes and share in the net earnings of Société Minière Orcapital Inc.
Impôts sur les bénéfices	-	21 762	12 740	Income taxes
Perte pour l'exercice avant la quote-part dans le bénéfice net de Société Minière Orcapital Inc.	(2 497 657)	(2 092 935)	(2 639 120)	Loss for the year before share in the net earnings of Société Minière Orcapital Inc.
Quote-part dans le bénéfice net de Société Minière Orcapital Inc.	-	-	(191)	Share in the net earnings of Société Minière Orcapital Inc.
Perte nette pour l'exercice selon les PCGR aux États-Unis	(2 497 657)	(2 092 935)	(2 638 929)	Net loss for the year in accordance with U.S. GAAP

(expressed in Canadian dollars)

COMPTABILISATION DES PROGRAMMES DE RÉMUNÉRATION

Depuis le 1er juin 2003, la société comptabilise la charge de rémunération en vertu des PCGR aux États-Unis en utilisant la méthode fondée sur la juste valeur. Avant le 1er juin 2003, la société avait choisi de mesurer la charge de rémunération découlant de l'octroi d'options d'achat d'actions selon la méthode de la valeur intrinsèque. D'après le SFAS 123, « Accounting for Stock-Based Compensation », la société doit présenter des informations pro forma relativement à la perte nette et à la perte nette par action comme si la méthode de la juste valeur avait été utilisée.

La juste valeur des options octroyées a été estimée selon la méthode Black et Scholes d'évaluation du prix des options selon les hypothèses suivantes : un taux d'intérêt sans risque de 3,98 % (4,14 % en 2003 et 5,01 % en 2002), une volatilité prévue de 54 % (55 % en 2003 et 60 % en 2002), des dividendes de zéro et une durée de vie prévue de cinq ans. La juste valeur moyenne pondérée des options octroyées au cours des exercices terminés les 31 mai 2004, 2003 et 2002 s'établit respectivement à 0,62 $, 0,43 $ et 0,39 $.

Le modèle d'établissement du prix des options de Black-Scholes a été élaboré pour estimer la juste valeur des options négociées qui ne comportent aucune restriction quant à l'acquisition et qui sont entièrement cessibles. En outre, selon les modèles d'établissement du prix des options, il faut tenir compte d'hypothèses très subjectives, dont la volatilité prévue du prix des actions. Puisque les caractéristiques des options d'achat d'actions à l'intention des employés clés, dirigeants et administrateurs de la société sont considérablement différentes de celles des options négociées, et puisque des modifications aux hypothèses subjectives peuvent toucher grandement les estimations de la juste valeur, la direction juge que les modèles existants ne constituent pas nécessairement une mesure exacte de la juste valeur des options d'achat d'actions à l'intention des employés clés, dirigeants et administrateurs.

Si la méthode fondée sur la juste valeur avait été utilisée pour comptabiliser la charge de rémunération liée aux options d'achat octroyées aux employés clés, aux dirigeants et aux administrateurs, la perte nette pro forma pour l'exercice et la perte nette pro forma par action connexe selon les PCGR aux États-Unis seraient les suivantes :

ACCOUNTING FOR STOCK-BASED COMPENSATION

Since June 1, 2003, the company has accounted for stock-based compensation cost under U.S. GAAP using the fair value-based method. Prior to June 1, 2003, the company had elected to measure compensation cost related to awards of stock options using the intrinsic value based method of accounting. In this instance, however, under SFAS 123, "Accounting for Stock-Based Compensation", the company is required to make pro-forma disclosures of net loss and net loss per share as if the fair value based method of accounting had been applied.

The fair value of options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: a risk-free interest rate of 3.98% (4.14% in 2003 and 5.01% in 2002), an expected volatility of 54% (55% in 2003 and 60% in 2002), dividends of nil and an expected life of five years. The weighted average grant-date fair value of options granted during the years ended May 31, 2004, 2003 and 2002 was $0.62, $0.43 and $0.39, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options granted to key employees, managers and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide an accurate single measure of the fair value of stock options granted to key employees, managers and directors.

If the fair value based method had been used to account for stock-based compensation costs related to stock options granted to key employees, managers and directors, the pro-forma net loss for the year and net loss per share figures under U.S. GAAP would be as follows:

Exercices terminés les 31 mai / Years Ended May 31,

	2004 $	2003 $	2002 $	
Perte nette pour l'exercice selon les PCGR aux États-Unis	2 497 657	2 092 935	2 638 929	Net loss for the year in accordance with U.S. GAAP
Ajustement relatif aux options d'achat d'actions octroyées aux employés clés, aux dirigeants et aux administrateurs	-	277 759	97 311	Adjustment related to stock options granted to key employees, managers and directors
Perte nette pro forma pour l'exercice	2 497 657	2 370 694	2 736 240	Pro-forma net loss for the year
Perte nette de base et diluée pro forma par action	0,074	0,079	0,099	Basic and diluted pro-forma net loss per share





Management's Analysis of Financial Condition and Results of Operations

Outlook

The Company will be very active in exploration over the coming months. This summer, work will be carried out predominantly on the Corvet Est, Coulon, Éléonore, Lac Gayot, Lac Eade and Grenville properties.

Management's Responsibility for Financial Information

The financial statements of Virginia Gold Mines Inc. and all information contained in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements include some amounts that are based on the use of estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. The financial information presented elsewhere in this Annual Report is consistent with that of the financial statements.

The company maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate, and that the company's assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through the Audit Committee.

The Audit Committee, which consists of outside directors, has reviewed the financial statements prior to submitting these statements to the Board of Directors for approval. The external auditors have met with the Audit Committee to discuss the results of their audit.

On behalf of the shareholders, the financial statements have been audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

André Gaumond
President and Chairman of the Board

Gaétan Mercier
Chief Financial Officer

September 30, 2004

Analyst recommendations

«We had a closer look at Virginia's Dom data. We have to rate it as one of the strongest base-metal specs Virginia has produced, and one of the strongest we know of that is about to be tested.» **David Coffin, 2004**

Management's Analysis of Financial Condition and Results of Operations

Nature of Operations

Virginia specializes in gold and base metal exploration in Quebec. For several years, the company has concentrated its activities outside of established mining camps and previously explored areas. Virginia has profited from all the various exploration incentives available from both levels of government. In addition, the company is privileged to be in partnership with major mining companies in order to discover large deposits or new mining camps.

Results of Operations

The company realized a net loss of $225,214 for the year compared to $1,540,388 for the preceding year. Interest income rose by over 23 %. This difference can be explained by investment restructuring. The company also receives fees for its role as the operator of projects in partnerships. The $69,460 decrease is primarily accounted for by Placer Dome abandoning the Fosse Pt-Pd project, the abatement of work on the Poste Lemoyne Extension with TGW Corp. Inc. and the acquisition of Billiton Resources Canada Inc.'s 50 % interest in the Lac Gayot project. The rise in professional fees stems from accounting of fair value of stock options granted during the year. Management fees relate to a percentage of general exploration costs incurred by the company. The rise in general exploration costs is explained by an increase in the search for new projects with Virginia's partner, Billiton Resources Canada Inc. The Lac à David property was abandoned in the second quarter along with the Tantale (Erlanson) property in the third quarter. During the year, the Auclair, Payne Bay, Chute-des-Passes, Kogaluk, La Grande Sud, Fosse Pt-Pd, Eastmain Ouest, Grenville and Lac Bonfait properties were partially abandoned.

Liquidity and Financing

Virginia's working capital remains excellent at $14,296,818, an increase of $1,139,514 since the beginning of the fiscal year. The company also has exploration funds of $4,628,904 that will finance exploration work in the coming year. The Company has no debt and working capital will cover the cost of current expenses as well as some exploration expenses in future years. During November 2003, the company completed an $8,082,000 financing, $575,330 of which were used to pay financing expenses. The remaining $7,506,670 was added to exploration funds. 166,667 warrants were exercised totalling $250,000 and 383,562 stock options were exercised totalling $276,597.

Risks and Uncertainties

The company is considered to be in the exploration stage, thus it is dependent on obtaining regular financing in order to continue exploration. Despite previous success in acquiring this financing, there is no guarantee of obtaining any in the future.

2004 Calendar

2004 Exploration Calendar


Project
Jan
Feb
Mar
Apr
May
June
July
Aug
Sep
Oct
Nov
Dec
CHUTE-DES-PASSES
CORVET EST
ÉLÉONORE
GAYOT AND GAYOT EXTENSION
GRENVILLE
COULON
MEGATEM
NOELLA (Caniapiscau)
POSTE LEMOYNE EXTENSION
MISTISSINI J.V.
OTHER GENERATIVE PROJECTS
Legend:
Drilling:
Prospecting, Mapping, Geophysics:



Project Description

Coulon - Zn, Pb, Cu, Ag

100 % Virginia option Noranda 50 %
Location: 15 km north of the Fontanges airport

Best intersections:
Samples: 22.37 % Zn, 3.07% Cu, 7.3 % Pb, 482 g/t Ag
Drilling: 9.94 % Zn, 2.12 % Pb, 96.38 g/t Ag, 0.73 % Cu over 19.5 m including 15.39 % Zn, 3.12 % Pb, 117.19 g/t Ag, 0.46 % Cu over 10.50 m

The Coulon project was discovered in the autumn of 2003 and a drill program was carried out in the winter of 2004, confirming the presence of two massive volcanic sulphur lenses rich in zinc, copper, lead and silver. Following the signing of an $8.25 million agreement with Noranda in June 2004, an exploration budget of the order of $1 million was approved and will be invested before December 31, 2004.

Lac Gayot - Ni, Pt-Pd

50 % Virginia
50 % Billiton Resources Canada

Location: Caniapiscau reservoir area, 60 km north of the Fontanges airport.

Best intersections:
Drilling: 2.2 % Ni, 2.3 g/t Pt-Pd over 11.0 m and 9.0 % Ni, 9.0 g/t Pt-Pd over 2.5 m

Following investments totalling $4.5 million over 4 years, BHP Billiton acquired a 50 % interest in the Lac Gayot property in the winter of 2004. The recent drill campaign in the winter of 2004, somewhat disappointing in terms of results, led to a better understanding of the geological context of the property. To date, over 12 surface showings were discovered on a distance of over 25 km within this ultramafic volcanic belt. To date, the mineralized zones discovered show characteristics of being very rich in Ni, Cu, Pt-Pd.

MegaTEM - Zn, Cu, Au, Ag

45-49 % Virginia
51-55 % Novicourt
Location: Over 250 properties spread out within the Abitibi region.

Best intersections:
Drilling: 0.60 % Zn, 0.15 % Pb, 29.8 g/t Ag over 43.0 m

Novicourt (Noranda) and Virginia are continuing to drill test the geophysical targets discovered through MEGATEM technology. You may recall that 10 airborne surveys were completed, covering an area of over 9400 km^2. Last autumn, two new mineralized zones were identified, but did not lead to an economical discovery. Drilling continues on several priority anomalies that have yet to be explained.

Project Description



Corvet Est - Au

100 % Virginia
Location: South of LG-4

Best intersections:
Drilling: 5.12 g/t Au over 13.4 m and 10.29 g/t Au over 4.75 m

Last autumn, Virginia identified showings with high potential within this entirely new area in the James Bay region. Drilling confirmed the potential of these new showings several months later. In fact, results from the first campaign reported many significant auriferous intersections within a 1 km by 2 km parameter. The mineralization remains open in all directions in each of these showings.

Éléonore - Au

100 % Virginia
Location: Opinaca reservoir area of James Bay

Best intersections:
Channels: 4.29 g/t Au over 12.0 m, 15.82 g/t Au over 3.0 m
Samples: 10.22 g/t Au, 16.43 g/t Au and 80.70 g/t Au

In 2003, Virginia undertook an important mechanical stripping and sampling program on the Éléonore project. The work led to detection of the source area of the auriferous boulder discovered a year earlier.

Prospecting and manual drilling, done in the spring of 2004, revealed a new mineralized outcrop. The Roberto showing produced very encouraging preliminary results consisting of highly altered sediment. Two channels made perpendicular to the mineralized structure produced extremely interesting results. The channels begin in the mineralization that remains open to the south and laterally in the east and west extensions. The Roberto showing will be mechanically drilled and additional sampling will be done in the autumn of 2004.



Project Description



Auriferous resources in James Bay

Total resource: approximately 450,000 oz Au

La Grande Sud, Au 100% Virginia	*Poste Lemoyne, Au* 50% TGW corp. 50% Virginia
Global resources 350,000 ounces Average grade: 2.7 g/t Au	*Global resources* 95,000 ounces Average grade: 14.5 g/t Au

Virginia has amassed to date nearly 450,000 ounces of gold on two projects in James Bay. Located approximately 70 km from each other, they lie close to the Trans-Taïga road and hydroelectric infrastructures. These two resources demonstrate the potential of James Bay and represent strategic satellite deposits in the eventuality that mining infrastructures are developed in the region. Virginia will continue exploration in neighbouring regions in order to optimize the auriferous potential of these deposits and of the region. A drilling program on the Poste Lemoyne project is expected in the autumn of 2004 in order to test the extensions of the Orfée Est zone, discovered last January.







2004-2005 Objectives



- Continue to systematically explore James Bay's virgin volcanic belts
- Increase auriferous resources and attempt to develop base metal resources for the first time
- Optimize financial contributions from partners and the Government of Quebec in order to maintain a healthy financial position
- Renew and increase our partnership agreements

Virginia's and its partners' annual exploration budget


million $
10
9
8
7
6
5
4
3
2
1
0
Budget
Estimation
1999
2000
2001
2002
2003
2004

Total metres drilled


35000
30000
25000
20000
15000
10000
5000
0
Metres
1999
2000
2001
2002
2003
2004

2004-2005 Outlook

During the 2004-2005 fiscal year, the Coulon, Corvet Est and Éléonore projects were among Virginia's priorities. Substantial amounts will be allocated to these projects and to numerous others in the upcoming year. An exploration budget with Virginia's partners of over $9 million is anticipated for 2004-2005.







Table of Major Properties

Great North	Partners & participation	Virginia project operator	Metals	Area
Lac Gayot	50% Virginia 50% Billiton Resources Canada	X	Ni-Pt-Pd-Cu	219 km²
Gayot extension	50% Virginia 50% Billiton Resources Canada	X	Ni-Pt-Pd-Cu	---
Sagar	100% Virginia	X	Au-Uranium-Cu	66 km²
Payne Bay	55% Virginia 45% Osisko	X	Ni-Cu-Co	75 km²

Mid North	Partners & participation	Virginia project operator	Metals	Area
La Grande Sud	100% Virginia	X	Au	128 km²
MegaTEM	45-49% Virginia 51-55% Novicourt-Noranda		Zn-Cu-Ag	622 km²
Poste Lemoyne ext.	50% Virginia 50% TGW Corp. Inc.	X	Au	56 km²
Coulon	100% Virginia 50% Noranda (option)	X	Zn-Cu-Pb-Ag	500 km²
Corvet Est	100% Virginia	X	Au	53 km²
Éléonore	100% Virginia	X	Au-Cu	176 km²
Apple	100% Virginia 50% Matamec (option)		Au	34 km²
Mistissini JV	50% Virginia 50% Cree Gold Exp.	X	Au-Cu-Zn	---

Grenville	Partners & participation	Virginia project operator	Metals	Area
Chute-des-Passes	50% Virginia 50% SOQUEM		Ni-Cu-Co	70 km²
Grenville	50% Virginia 50% Billiton Resources Canada	X	Ni-Cu-Co	45 km²

And numerous other properties

Location of Properties





Raglan (Falconbridge)
Duquet
Kogaluk
Baie Payne
Ungava Bay
Hudson Bay
Sagar
Voisey's Bay
Voisey' Bay (Inco)
Lac Gayot
Lac Fagnant
Radisson
Schefferville
Coulon
LABRADOR
Lac Noëlla
La Grande Sud
Éléonore
Corvet
Eastmain Ouest/Auclair
QUEBEC
Poste Lemoyne Extension
Sept-Îles
Troilus (Inmet)
Matagami
Chibougamau
Chute-des-passes
Grenville
Val-d'Or
Quebec
Montreal

Analyst recommendations

«Virginia has focused its exploration work on Northern Quebec. That focus has given Virginia and his team a level of understanding of the geology of the area that is years ahead of anybody else. Virginia's expertise has been recognized by some prestigious awards from its peers.»

Lawrence Roulston's Resource Opportunities, 2004





Message from the President

Governance

Over the past year, Virginia's Board of Directors revised its communications policy to make it more thorough and descriptive.

We also adopted a code of ethics aimed at promoting the safety and integrity of our employees, and respecting the environment, our partnership agreements and the community.



Visibility

Virginia continues to attract the interest of mining analysts. Again this year, Virginia benefited from excellent media coverage by analysts within the mining industry.

Thanks to the Team

On behalf of management and the Board of Directors, I would like to thank everyone who has participated closely or at arm's length in Virginia's success. The strength of this success rests firmly with our exceptional employees and excellent projects and partners. Thank you to all employees, contractors and service companies for your vital support and loyalty.

Many thanks go out equally to Mr. Jean-Pierre Colin who has decided not to renew his mandate. Jean-Pierre leaves us after nearly 10 years on the Board and he can well say mission accomplished. I thank him for his valued advice and contagious optimism.

Thanks to Our Shareholders

On behalf of management and the Board of Directors, I take the pleasure of welcoming new shareholders and thanking those who have been with us over the years for their loyalty and confidence. It is undoubtedly thanks to all of you that Virginia flourishes in Quebec.

The President,

A Gaumond

André Gaumond





Message from the President

Partners

Encouraging partners is an important element of Virginia's exploration strategy. This explains why, every year, our partners finance a significant portion of our exploration budget. Over the course of the past fiscal year, both Cambior and Placer Dome abandoned their respective options on the La Grande Sud and Fosse Pt-Pd projects. Virginia has benefited from over $2 million in exploration work on La Grande Sud without undergoing any dilution on the project. Moreover, three new partners were signed during the past year, helping to sustain the considerable portion of the exploration budget that is financed by different partners.

$8 million in financing @ $1.50 per share

Exploration Budget and Working Capital

Fortified with many agreements in the company of different partners, and benefiting from exploration incentive programs, Virginia is in a position to keep its status as the most active mining exploration company in Quebec.

Virginia's and its partners' expenses rose to over $8.5 million in the 2003-2004 fiscal year. After reimbursable tax credits and amounts financed by partners are taken into account, Virginia's actual contribution to the budget is approximately 30%. 2004-2005 is expected to be equally as busy with an anticipated budget of over $9 million.

Last November, Virginia undertook an $8,082,000 private placement with Westwind Partners, consisting of 5,388,000 units at $1.50 per unit. The company also gained $250,000 through the exercising of warrants and $276,597 by way of stock options that were exercised, bringing working capital and exploration funds to nearly $19 million as of May 31, 2004. Virginia is pleased to consistently maintain an enviable financial position year after year.

Analyst recommendations

«Virginia remains active on many fronts, including a new renewal of its joint venture with BHP and generating more prospects from its MegaTEM j-v with Noranda. Well financed, with multiple exploration opportunities, Virginia has dedicated management.» **Adrian Day, 2004**



Message from the President

The Mining Industry

The Quebec mining industry is continuously faced with a dwindling of resources in mature mining camps and the renewal of resources is, as of now, the number one challenge of the Quebec mining industry. In Quebec alone, of the 49 mines in production in 1990, there were only 19 remaining in 2002. We can expect a glaring shortfall of mineral resources for the next several years. Any discovery made on Quebec soil will assist in supporting the province's labour force and infrastructures, considered to be among the most efficient and productive in the world. The survival of the mining industry lies with the exploration of virgin territory and it is with this objective in mind that Virginia intends to devote all its efforts.

Land

For the past five years, the Fraser Institute has recognized Quebec as one of the best areas in the world for exploration, mainly due to multiple competitive advantages and most of all for its excellent mineral potential. Government support for mining exploration, notably through incentive programs, makes Quebec one of the most pro-mining areas in the world.

Relations with Local Communities

Acting with integrity, honesty and good faith is in the best interests of Virginia's shareholders. This also helps to maintain the excellent reputation of the company and *ensures long-term success. Virginia prescribes a code of professional ethics that outlines* policies related to its operations, with the objective of supporting, informing and respecting the communities living on the land. In practical terms, each exploration campaign is preceded by correspondence and many personal contacts in order to advise people who may be affected or interested by work carried out on the land. *Periodically, we meet directly with the community to discuss our* activities and the mutual benefits that exploration represents in their area. Additionally, specific effort is made to hire local workers and to use local services.



New strategic alliances - Noranda - Cree Gold Exploration

Message from the President



I am particularly pleased to present Virginia Gold Mines Inc.'s ("Virginia") annual report, which includes the recent developments on our projects. Your company has had an eventful year in terms of discoveries.

The 2003-2004 fiscal year was particularly fertile in yielding positive new developments. In effect, Corvet Est and Coulon, two new projects with strong potential, emerged after reconnaissance work was carried out on them. The Éléonore project also ranked high in our expectations and is again one of the company's main projects for the coming year.

Recent Discoveries

The Corvet Est project may very well become our third important auriferous discovery on the La Grande belt. For its part, the Coulon project represents the most important base metal discovery in Virginia's history. It enables Virginia to consolidate a portfolio of properties that is already strong and diversified. Discoveries of mineralization on the Corvet Est, Coulon and Éléonore projects confirms, yet again, the potential of the James Bay volcanic belts in southern Quebec. These belts make both Canada and Quebec among one of the areas richest in mineral resources in the world.

Corvet Est, Éléonore - discoveries of important auriferous mineralization

Gold Market

Despite a lull in the rise of the price of gold in the preceding months, mining analysts remain unanimous in believing that we are only at the start of a prosperous gold market that will continue for many years. Undoubtedly, taking into account Virginia's resources of nearly 450,000 ounces of gold, the further the rise in the gold price, the further the Company will prosper.

Significant discoverie, Poste Lemoyne 95 000 oz Au

Base Metals Market

Demonstrating unshakeable conviction in the Asian economy (India and China), mining analysts believe that the base metals price has a positive outlook and will hold for the next decade. Some of Virginia's projects could become strategic in the eventuality that we develop significant resources.

Coulon - first discovery of base metal mineralization







2003-2004 Objectives	2003-2004 Accomplishments
Develop Resources	95,000 ounces of gold, Orfée Zone, Poste Lemoyne Project - total James Bay resource 450,000 oz
Maintain a healthy financial situation	$8 million in financing - Working capital and exploration fund to May 31, 2004: nearly $19 million
Attract new partners	New alliances with Billiton Resources Canada, Noranda and Cree Gold Exploration. Agreement with Matamec on the Apple project.
Explore totally unknown territory	Discovery of polymetallic mineralization on the Coulon belt and discoveries of auriferous mineralization on the Corvet Est and Éléonore projects.

Mission

Searching for new mining camps in the vast virgin territory of northern Quebec.





Table of Contents



The Annual Meeting of Shareholders will be held in the Place d'Armes room of the Chateau Frontenac, Quebec City, on Wednesday, November 17, 2004, at 10:00 a.m.

An information session will be held in room Victoria of the Delta Centre-Ville Hotel, 777 University St., Montreal, on Thursday, November 18, 2004, at 10:00 a.m.

Directors

André Gaumond
Paul Archer
André Lemire*
Jean-Pierre Colin*
Claude St-Jacques*
*Audit and Compensation Committee

Officers

André Gaumond, *President and Chief Executive Officer*
Paul Archer, *Vice-President Exploration*
Amélie Laliberté, *Investor Relations*
Gaétan Mercier, *Secretary and Chief Financial Officer*

Legal Advisors

Pothier Valiquette

Auditors

PricewaterhouseCoopers LLP, Québec

Registrar and Transfer Agent

CIBC Mellon, Montréal

Head Office

116 St-Pierre St, suite 200
Québec, QC
Canada, G1K 4A7
Telephone: (418) 694-9832
1-800-476-1853
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Web Site: www.virginia.qc.ca

Stock Exchange Listing

Toronto Stock Exchange, symbol: VIA
MDVAF (Pink Sheets)
Listed at Standard & Poor's
S.E.C. Exemption (12g-3b)
S.E.C. 20F

ALL FIGURES ARE EXPRESSED IN CANADIAN DOLLARS AND EXPLORATION RESULTS ARE IN METRIC TERMS, UNLESS OTHERWISE INDICATED.

Forward-looking statements
Certain statements in this annual report constitute forward-looking statements. Such forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that are out of the control of the company. Actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including fluctuation in metal prices, risks associated with the mining industry and natural risks, environmental risks, uncertainties associated with calculating mineral reserves, changes in financial needs, or risks associated with corporate strategy

VIRGINIA

2004

Annual Report

